Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260296

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 6, 2022)

Up to 169,003,018 Shares of Common Stock by the Selling Securityholders

Up to 6,743,113 Warrants to Purchase Common Stock by the Selling Securityholders

Up to 20,543,113 Shares of Common Stock Underlying Warrants

This prospectus supplement supplements the prospectus dated April 6, 2022 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-260296) filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2021, as amended by post-effective amendment No. 1 filed on March 29, 2022 and declared effective by the SEC on April 5, 2022.

The Prospectus and this prospectus supplement relate to the resale of (i) 22,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), of Sarcos Technology and Robotics Corporation (the “Company”) issued in the PIPE Financing by certain of the selling securityholders, (ii) 133,853,945 shares of Common Stock issued or issuable to certain selling securityholders in connection with the Business Combination, (iii) 6,405,960 shares of Common Stock issued to certain security holders in a private placement prior to and in connection with our predecessor’s initial public offering; (v) 6,743,113 warrants to purchase Common Stock and (vi) 6,743,113 shares of Common Stock underlying warrants. This prospectus also relates to the issuance by us of up to 20,543,113 shares of Common Stock issuable upon the exercise of warrants, in each case as further described herein. This prospectus also covers any additional securities that may become issuable by reason of stock splits, stock dividends or other similar transactions.

This prospectus supplement is filed solely for the purpose of (a) supplementing the section titled “Business,” which begins on page 63 of the Prospectus with information contained in this prospectus supplement, (b) updating the section titled “Principal Securityholders,” which begins on page 104 of the Prospectus and (c) including selling securityholders who have acquired common stock included for resale in this Prospectus from certain existing selling securityholders whose shares were previously registered for resale in the Registration Statement on Form S-1 (Registration Statement No. 333-260296).

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends, and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in the section titled “Risk Factors” beginning on page 17 of this Prospectus.

You should rely only on the information contained in this Prospectus or any prospectus supplement or amendment hereto. We have not authorized anyone to provide you with different information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 13, 2022.

Item 1. Business.

The following discussion should be read in conjunction with the information about us contained elsewhere in this prospectus, including the information set forth in our consolidated financial statements and the related notes. Some of the information contained in this section or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion.

Overview

We are a technology leader in industrial highly-dexterous mobile robotic systems for use in dynamic environments. Our mission is to increase worker productivity and longevity and prevent injuries through robots. To achieve this mission, we design our robotic systems to augment human performance by combining human intelligence, instinct and judgment with the strength, endurance and precision of machines to enhance human safety and productivity. We expect our products to benefit markets in which people perform physically demanding or hazardous tasks, such as aerospace, automotive, aviation, construction, defense, distribution and warehousing for ecommerce and other industries, industrial manufacturing, maritime, medical, military and oil and gas. Our technologically-advanced line of products augments, rather than replaces, humans.

We believe we are in the midst of a fourth industrial revolution, or Industry 4.0, with the application of modern smart technology to traditional manufacturing and industrial practices. Robotically augmenting the workforce is expected to increase productivity, reduce costly occupational injuries, minimize production downtime by facilitating fast implementation and changeovers, enhance agile manufacturing, broaden the pool of available employees by equalizing workers’ physical capabilities and potentially increase the longevity of an aging workforce. For example, we expect that our Guardian XO and Guardian XT will each allow users to safely lift a load of up to 200 lbs. (compared to the 35 to 40 lbs. limits typically recommended by OSHA guidelines) with small effort in a wide range of tasks. Based on use cases that we have explored with potential customers, we estimate that individuals using our Guardian XO unit can improve productivity by three or more times.

Our products are designed to serve as a key element of an Industry 4.0-ready workforce. Our engineering and design efforts are led by a highly experienced robotics team, with some members of our engineering team working together for over 20 years. We also benefit from more than $375 million in research and development investment in our proprietary technologies and an extensive patent portfolio. We have received several awards and recognitions, including recognition as the 2020 Dexterous Robots & Exoskeletons Company of the Year by Frost & Sullivan and the following recognitions for the Guardian XO: 2021 IEEE Robotics and Automation Society Award for Product Innovation, selection as one of the Best Inventions of 2020, Productivity by Time Magazine, 2020 Finalist for the Innovation by Design Awards by Fast Company and 2020 Winner of the Commercial Technologies for Maintenance Activities (CTMA) Technology Competition by the National Center for Manufacturing Sciences. The Guardian XO also received many top honors at CES in 2020, including being named “Top Emerging Technology” by Digital Trends, “Best Robot” by PCMag.com and “The Best Ideas and Products of CES” by VentureBeat, and was recognized by WIRED Magazine as being one of the smartest technologies on the show floor. With respect to our Sapien products, we received the 2021 RBR Robotics Innovation Award for the industry-specific Application and Market Innovation class and Energy market subclass for our development of a robotic solution for the autonomous construction of solar fields.

We plan to offer our Guardian XO and Guardian XT robotic systems primarily through a Robot-as-a-Service, or RaaS, subscription-based service model that will give customers the convenience of included on-going maintenance, support, remote monitoring and software upgrades in addition to use of our products. We believe the RaaS subscription model will be attractive to our customers and accelerate market adoption of our robotic systems because it will lower the upfront costs of deployment, shift capital expenditures to operating expenditures, allow customers to more nimbly scale deployments up or down in response to market conditions, and make our products more accessible to customers of all sizes. As a result of our acquisition of RE2, we now offer RE2’s Sapien line of robotic arm products. Revenue from Sapien products are generally derived from development and sales contracts, rather than subscription arrangements, though we may decide to offer Sapien products under a RaaS subscription model in the future.

History and Corporate Information

Sarcos is the result of a decades-long effort in research and development of highly-dexterous robotic systems. Our original predecessor was spun-out of the University of Utah in 1983. In 2007, our predecessor was acquired by Raytheon and was operated until 2014 as a division of Raytheon known as Raytheon Sarcos. During this period, Raytheon Sarcos was focused primarily on developing cutting-edge technologies for use by U.S. governmental agencies. In December 2014, the assets of Raytheon Sarcos were acquired by a consortium led by the former Raytheon Sarcos President and our current Chief Innovation Officer Dr. Fraser Smith and technology and telecom entrepreneur Benjamin Wolff, our former CEO and current Executive Chairman of the Board. This acquisition was the basis for the establishment of Old Sarcos, which was incorporated in Utah in February 2015. On September 24, 2021, we completed the Business Combination whereby Old Sarcos became a wholly-owned subsidiary of Rotor and Rotor changed its name to Sarcos Technology and Robotics Corporation.

On April 25, 2022, we acquired RE2, Inc., a Pittsburgh, Pennsylvania based developer of manipulator arms with human-like performance, intuitive robot interfaces and advanced autonomy capabilities for use in any environment. At closing, we paid approximately $30 million in cash, net of cash acquired, issued approximately 10.8 million shares of Common Stock and assumed certain outstanding options to acquire RE2 common stock which, following such assumption, represent rights to acquire 3.9 million shares of Common Stock.

Our principal executive offices are located at 650 South 500 West, Suite 150, Salt Lake City, Utah, 84101. Our telephone number is 888-927-7296.

Company Website

We maintain a company website with the address www.sarcos.com and a company website with the address www.resquared.com. We are not including the information contained on our websites as a part of, or incorporating them by reference into, this prospectus. We make available free of charge through the www.sarcos.com website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. These reports and other information are also available, free of charge, at www.sec.gov. In addition, our Code of Business Conduct and Ethics is available through the www.sarcos.com website and any amendments to or waivers of the Code of Conduct will be disclosed on that website.

Industry Background

Evolution of Robotics

Industrial robots have been commercially available and used in industrial and manufacturing environments since the 1970s. They are typically large, stationary machines designed to automate repetitive tasks that require speed and strength greater than what a human can accomplish. For manufacturing tasks, industrial robots generally execute plans by rote programming - functions that are programmed in advance by a human engineer.

Over time, industrial robots have become more sophisticated. Industrial robots have seen widespread adoption in a host of applications and have gained acceptance across many industries. However, these heavy industrial robots generally require workspaces to be configured around them and large safety cages to protect workers on the factory floor, consume significant amounts of power and space, are substantially less agile and versatile than humans and are difficult and costly to move from one location to another. These characteristics typically limit the number of use cases to highly routinized tasks. As a result, two new categories of products, called collaborative robots, or cobots, and automated mobile robots, or AMRs, are gaining market traction.

Advances in tangential technologies such as grippers, vision systems, cloud computing, augmented reality, or AR, and artificial intelligence, or AI, have led to the broader adoption and commercial viability of cobots and AMRs. These advances have offered increased safety and operational flexibility, allowing robots to be deployed safely alongside humans, disrupting the historical industrial robotics industry and labor markets while offering more advanced capabilities than earlier models. However, neither cobots nor AMRs are designed to perform tasks in dynamic or unstructured environments. As with their predecessors, they are tools of automation, designed and programmed to perform routinized tasks. They also generally lack human-like dexterity and the ability to lift and manipulate heavy objects.

Evolution of Wearable Robotics

Robotic exoskeletons are not a new concept. They have been a staple of science fiction for decades. General Electric was the first to try to move the concept from fiction to reality with its experimental Hardiman exoskeleton debuting in the 1960s. Early versions of full-body, powered exoskeletons were reliant on hydraulic power supplies connected via a cord or hydraulic lines, which greatly restricted the mobility and the number of use cases. They also consumed large amounts of power, making it impractical to use these early versions on an untethered basis. More recently, partial-body, powered exoskeletons have primarily been deployed for healthcare and rehabilitative uses. Partial-body, non-powered devices (called passive exoskeletons) have been adopted for passive support functions such as assisting parts-assembly workers when performing repetitive, overhead manual labor. Unlike these commercial predecessors, powered, full-body industrial robotic exoskeletons will combine human intelligence and mobility with the strength, endurance and precision of traditional industrial robots. These powered exoskeletons will allow humans and robots to operate as a single unit, substantially augmenting a typical workers’ capabilities while reducing the risk of occupational injuries.

Traditional Labor Market

Historically, many industries have been dependent on manual human labor and heavy equipment (such as forklifts or cranes) for numerous physically demanding tasks. Human limitations and equipment inflexibility, such as size constraints and power needs, create costly inefficiencies. Relying on human labor sources also has considerable financial and safety costs, which impact the business and the labor pool alike. Workplace accidents and fatigue caused by heavy lifting and working from heights have significant detrimental effects on a workforce’s productivity and can cause extensive bodily harm to human workers.

Challenges to the labor market include:

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Rising average age of the labor force in developed nations. According to European Commission data: as of 2015, 22% of the United States labor force was over the age of 65; by 2050, that percentage is expected to rise to 36%; worldwide, as of 2015, 13% of the labor force was over the age of 65; and, by 2050, that number is expected to rise to 25%.

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Shrinking pool of manual laborers. Long-term trends suggest workers may avoid manual labor due to occupational hazards, resulting in labor shortages. Moreover, although the long-term effects of COVID-19 are largely unknown, there is a chance they will further negatively affect the availability of the labor force. According to an industry study, there will be a shortage of approximately 2.4 million workers in U.S. manufacturing by 2028 resulting in a $2.5 trillion negative impact on the U.S. economy.

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Costs associated with physically taxing occupations. In the United States alone, (a) the Spine Research Institute and OSHA report that healthcare costs, lost wages and decreased productivity associated with back injuries cost approximately $100 billion annually, and (b) according to a 2018 U.S. Bone and Joint Initiative study, back pain accounts for an estimated more than 264 million lost workdays a year, the equivalent of approximately two workdays for every full-time worker in the country. Falls from heights are the fourth most disabling and costly injury after overexertion and falling from the same level according to the 2019 Liberty Mutual Workplace Safety Index. OSHA reports that approximately $136 billion is lost annually due to worker fatigue.

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Equipment that is not ideal for complex environments or the task at hand. Common equipment, such as cranes, forklifts and lift-assist devices often lack the flexibility needed to address the dynamic needs of a worksite. Larger equipment sizes and inflexibility in the range of tasks they can perform often do little to address some of the common issues faced by the labor force.

The Sarcos Solution

We design our robotic systems to augment human performance by combining human intelligence, instinct and judgment with the strength, endurance and precision of machines to enhance human safety and productivity while addressing many of the labor market’s challenges mentioned above. We expect our products to benefit markets in which people perform physically demanding or hazardous tasks or in which extreme precision is needed, such as aerospace, automotive, aviation, construction, defense, distribution and warehousing for ecommerce and other industries, industrial manufacturing, maritime, medical, military and oil and gas. The technological advancements provided by our industrial highly-dexterous mobile robotic systems can have broad-ranging implications and benefits to workers and employers alike. Based on our testing and initial trials, we expect each unit to increase productivity across a variety of use cases, while significantly reducing the risk, and associated costs, of employee injuries.

Our technological innovations, coupled with significant improvements in the size, weight, power, performance and cost of components, have enabled us to advance the development of our robotic systems. We believe that our products sufficiently address the limitations historically faced by the robotics industry as discussed above to be commercially viable and expect to commence initial production of commercial units of the Guardian XO and Guardian XT by the end of 2022 for delivery to customers in early 2023. Our technological innovations include or will include:

•	Kinematic Equivalency. Our robotic systems are modeled after human movement and designed for a robot-to-human-body ratio with intuitive controls and integrated feedback.
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Teleoperation and Intuitive Control. We are designing our teleoperated products, the Guardian XT, Guardian GT and Sapien products, to include intuitive controls, such as imitative control input devices, to reduce necessary training and enable operators to become quickly proficient. We also expect these products to provide, as appropriate, high fidelity force feedback to enable precision work through a platform-agnostic design for diverse environments.

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Supervised Autonomy.  We are designing our Detect multi-modal computer vision software and Intellect multi-algorithm AI and control software to enable skilled workers to place the physical and cognitive burden on robots in order to enable those skilled workers to utilize their domain expertise if there are issues and amplify the workforce by allowing one skilled worker to oversee many robots.

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Human-like Dexterity with Augmented Strength. We are designing our robotic systems to provide human-like ability to operate in dynamic, unstructured environments and augment humans with the strength, stamina, precision and speed of robotics.

•	Energetic Autonomy (untethered, battery-powered). We expect that our products will offer reduced power consumption via optimized power utilization.
•	Safety. Our robotic systems are being developed to include advanced controls and comprehensive system recovery to increase their safety.

We believe the primary drivers towards the adoption of our products include:

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Increased productivity gained through increased strength and endurance, and reduced errors caused by worker fatigue, as well as the future potential to amplify the workforce by allowing one skilled worker to oversee many robots.

•	Reduced costly occupational injuries, days missed and medical or legal expenses.
•	Ability to hire employees who would otherwise have been physically unable to perform the required tasks.

•	Potential to extend the number of years that aging workers can continue to perform physically demanding work.
•	Compatibility of objectives between employers and employees because our products are intended to empower, not replace, the labor force and enhance employee safety while reducing employer costs.
•	Limited production downtime as a result of fast implementation and changeovers.

Our Product Platforms

We expect to offer a range of robotic systems that draw on our intellectual property, years of expertise, and innovative core technologies.

Guardian XO

The Guardian XO is a full-body powered exoskeleton designed to augment user strength, endurance and precision without materially restricting freedom of movement. We expect that the Guardian XO will enable the user to safely lift a load of up to 200 lbs. with small effort in a wide range of use cases and industrial processes, significantly increasing a user's lift capability beyond the 35-40 lbs. typically recommended by OSHA. The unit’s advanced sensing and control system is designed to provide both responsiveness and fluidity of movement, making it user-friendly and intuitive to operate.

The Guardian XO is intended to enhance productivity, mitigate worker fatigue, reduce the risk of workplace injuries and democratize the labor force by augmenting the capabilities of individuals otherwise physically unable to perform the required tasks. We believe the Guardian XO has the potential to revolutionize the way work gets done in industry sectors such as aerospace, automotive, aviation, construction, defense, distribution and warehousing for ecommerce and other industries, industrial manufacturing, maritime, military and oil and gas. According to initial customer testing feedback, the Guardian XO can increase a worker’s productivity by three or more times.

We believe the following capabilities will be required for initial market acceptance of the Guardian XO, and we intend to include them in our initial commercial units:

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Added Strength and Endurance. The exoskeleton is expected to carry a maximum load of up to 200 lbs., while offloading the unit’s weight and the weight of the load being carried. It is also designed to enable a smooth lifting motion by dynamically compensating for gravity and inertia for up to 100 lbs. per arm (or 50 lbs. per arm when lifting at full extension).

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Battery-powered for Mobile Performance and Near-continuous Use. The Guardian XO will be powered by onboard hot-swappable batteries intended to provide near-continuous operation. Additionally, the XO Pod docking station is expected to facilitate battery charging, donning and doffing of the unit and data management.

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Sensors and Advanced Control Systems for Enhanced Maneuverability and Mobility. Integrated sensors in the Guardian XO are expected to enable the unit’s advanced controls system to detect movement (position, force, angular rate, orientation, torque and speed) in milliseconds to eliminate perceived latency. Maneuverability and mobility are intended to be provided through gravity compensation, which will cause the robot to feel almost weightless to the user, and 24 motorized joints, or degrees of freedom, which will allow the user to move freely and naturally in unstructured environments. The Guardian XO is also expected to include a “hands-free” mode in which the user can lock the suit’s arms while carrying a heavy load and simultaneously complete dexterous tasks requiring human hands. Each unit will be equipped with a user-friendly control interface for user controls and diagnostics notification display.

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Ergonomic, Safety-first Features for User Comfort and Injury Prevention. We are designing the Guardian XO to include important safety features and accommodate customer-specialized protective gear and fall-prevention devices. In the event of a sudden power loss, redundant hardware and software are expected to enable “passive braking” to prevent user injury. In addition, the units are expected to include a highly responsive control system to enable the user to execute fall-prevention motions such as stumble-recovery. We anticipate that users will be able to don and doff units without assistance in less than 30 seconds, with additional provisions for sudden egress.

We expect the Guardian XO to have a six-year service life (which we expect will involve shorter periods at different customers over that six-year period as initial customers upgrade to newer versions), with refurbishment after three years in service. We expect to commence initial production of commercial units of the Guardian XO by the end of 2022 for delivery to customers in early 2023.

Guardian XT

The Guardian XT is designed to be a highly-dexterous teleoperated, mobile robotic system that performs intricate, and sometimes dangerous, tasks that require human-like dexterity. Based on the upper body of the Guardian XO, the Guardian XT is designed to be a one- or two-armed system that is platform-agnostic and attachable to various mobile bases. We expect that the two-armed Guardian XT system will be able to lift and manipulate up to 200 lbs. and accomplish precision tasks under various conditions, including at height.

The Guardian XT will be controlled via a wearable input device and a head-mounted display worn by the user to guide the robotic system’s arm movements in its workspace. Users will be able to control the unit by utilizing their natural movement, reflexes, instincts and judgment to perform complex and precise tasks in unstructured, often hazardous environments both indoors and outdoors, all while keeping the user at a safe distance.

The Guardian XT is designed to provide several efficiency benefits through its remote lifting and dexterous manipulation capabilities. For an at-height powerline maintenance task, for example, one of our potential customers concluded, based on their initial use of one of our early prototypes, that the Guardian XT has the ability to reduce the size of a crew by 50% and complete tasks 20% faster. In addition, the Guardian XT is able to mitigate hazardous work condition risks including falling from height and worker fatigue due to repetitive motion tasks at-height. We believe the Guardian XT will be capable of reducing both direct and indirect costs associated with at-height and other hazardous work, including insurance premiums, safety crew costs, hazard-pay and more.

We believe the following capabilities will be required for initial market acceptance of the Guardian XT and we intend to include them in our initial commercial units:

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Tremendous Dexterity from a Distance. The Guardian XT’s teleoperation system is designed to provide force feedback and allow for the tremendous precision and control necessary to perform dexterous tasks and manipulate off-the-shelf and user-specified trade tools.

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Base and Platform Agnostic. We expect the Guardian XT to be platform-agnostic and attach to various mobile or fixed bases, including wheeled or tracked vehicles such as boom lifts, scissor lifts and bucket trucks, to address construction, maintenance, installation, assembly and logistics needs.

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Mixed Reality. The Guardian XT can move users out of harms' way by allowing the remote operation of the robotic system leveraging mixed reality technologies. The user can be safe inside or beside the Guardian XT by utilizing mixed reality systems integrated with the Guardian XT. In the future, this will also allow partners to have experts in remote locations provide training and teleoperations.

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Task Specific Autonomy. Leveraging artificial intelligence, the Guardian XT will provide users with the ability to set autonomous tasks in undefined areas. This includes the ability to set an area where a task, such as painting, sandblasting or assembly, can be performed after being trained by the remote user.

The Guardian XT is expected to have a six-year service life (which we expect will involve shorter periods at different customers over that six-year period as initial customers upgrade to newer versions), with refurbishment after three years in service. We are also developing a variant of the Guardian XT for the U.S. military, the Guardian DX, for defense logistics and maintenance applications. We expect to commence initial production of commercial units of the Guardian XT by the end of 2022 for delivery to customers in early 2023.

Sapien Products

Our Sapien line of robotic manipulator arms, originally engineered for the rugged requirements of the U.S. military, have evolved into a family of systems designed to provide human-like capabilities beyond traditional industrial arms and cooperative robots. Sapien arms can operate in both structured and unstructured environments, including outdoors in harsh weather and in constrained indoor settings like operating rooms. The arms feature high strength-to-weight ratios, precise control and dexterity that matches or exceeds the performance of human arms. Sapien features single, dual, and underwater intelligent robotic arms with intuitive human-robot control interfaces, outdoor computer vision and autonomy capabilities. Sapien robotic arms have been designed and built to be cost-effective solutions for the operational and technical needs of our commercial customers.

Our Sapien 6M product is an intelligent manipulator arm that offers speed, dexterity, precision and strength in a compact, lightweight package and has been designed with the following key features:

•	Six degrees of freedom, including continuous wrist and elbow roll joints that allow end effectors to have precise placement;

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Enhancements for mobile manipulation through an optimized strength-to-weight ratio, low-voltage direct current power usage, embedded computing and intelligence eliminating the need for a control box and minimizing the product’s footprint and a hardened mechanical design with a rugged outer shell to be resilient to shock and vibration and to be compatible with indoor and outdoor use including in harsh environmental conditions, such as precipitation, condensation and salt spray;

•	Available torque sensing and control at each joint;

•	Integrated power and communications for fast communication and easy integration with third-party tools and sensors; and

•	The capability of performing autonomous manipulation using our Detect and Intellect software.

Our Sapien Sea Class product is an electromechanical system that provides human-like manipulation capability in complex underwater environments.

Whether maneuvering solar panels at height above a construction site or inspecting pipes far below the surface of the ocean, our Sapien arms serve as an extension of a human operator or perform tasks autonomously with human supervision from a safe location.

Guardian GT

The Guardian GT is a custom product designed to be similar to the Guardian XT, but much larger in size. We expect it to be a teleoperated, force-multiplying robotic system that amplifies human strength and replicates human dexterity, while keeping the user at a safe distance. The robot’s highly-dexterous 7-foot long arms will have the ability to lift up to 500 lbs. each and mount on a variety of mobile bases, allowing the user to complete hazardous tasks such as decommissioning, public safety, disaster recovery, construction, ship building and maintenance and repair activities. We expect future development and production of the Guardian GT to be on a bespoke basis in collaboration with each customer desiring the product.

CYTAR; RE2 Detect and RE2 Intellect

We have established our Cybernetic Training for Autonomous Robots, or CYTAR, program, with initial funding from the U.S. Airforce, to build on our existing Guardian XO and Guardian XT technology roadmap to develop trainable and semi-autonomous industrial highly-dexterous mobile robotic systems. Fueled by the belief that a “human-in-the-loop” approach delivers the optimal flexibility needed for complex tasks and dynamic environments in which robotic systems will need to interact, through our CYTAR program we intend to build upon our Guardian XO and Guardian XT technology using advances in artificial intelligence and machine learning as appropriate to allow users to effectively and rapidly teach robotic systems to perform complex tasks.

We expect the CYTAR platform to use inputs gathered from a human user wearing a kinematically equivalent controller to teach robotic systems to perform tasks in unstructured, dynamic and uncertain environments. These inputs will be used to generate machine learning control policies that can be replicated and repeated with variations in the complexity and duration of tasks. Additionally, the CYTAR program is expected to offer a fleet-accessible database of successful task completion strategies to scale teaching across numerous robotic systems saving time and resources.

While we have begun efforts to develop the CYTAR solution, it is in its early stages and we do not expect to produce commercial CYTAR products for the foreseeable future.

With our acquisition of RE2, we acquired its RE2 Detect and RE2 Intellect technologies, which we expect to combine with our CYTAR efforts to further develop autonomous robotic capabilities. Unlike other perception systems that must operate in constrained indoor environments with controlled illumination, RE2’s systems are designed to perceive the world in unstructured environments. RE2 Sapien arms operate using multi-modal 2D and 3D imaging sensors and algorithms that can adapt to various lighting and environmental conditions. Our RE2 Detect perception software is designed to detect and track objects in just about any indoor or outdoor environment. Our autonomy algorithms fuse traditional machine learning and computer vision-based techniques to provide human-like decision processing. Traditional autonomy algorithms rely on a single method and typically only work in structured environments with controlled lighting. RE2 Intellect is designed to handle anomalies that are common in unstructured, outdoor environments, similar to the way human brains perceive and process information.

Guardian S

The Guardian S is a remote-controlled visual inspection and surveillance robotic system that can traverse challenging terrain and facilitate two-way, real-time video, voice and data communication. The man-portable robot is controlled via an easy-to-use, ruggedized tablet, helping keep the user at a safe distance. The system’s two-way communication facilitates video, sensor and still-image data capture by the Guardian S, allowing users to gain vital first-look and situational awareness data of the inspection target before a human-based inspection is required.

The Guardian S is small, lightweight and deployable in less than 2 minutes. The robotic system’s ability to traverse difficult terrain and climb ferromagnetic surfaces makes it ideally suited for commercial, industrial, public safety and defense applications.

We believe the following to be the key capabilities of the Guardian S:

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Multi-Purpose Mobile IoT Platform. The Guardian S includes a built-in sensor module that gathers real-time information and has the flexibility to add task-specific sensors via its payload bracket. Additionally, the Guardian S is capable of transporting a 10-pound sensor payload while traversing a horizontal surface.

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Two-Way, Real-Time Video, Voice and Data Communication. The Guardian S includes enhanced Wi-Fi and two-way radio connection between the user control unit and the robotic system. It also comes with built-in LTE capability (at 700 MHz operation) for cloud-based services. Audio and video are encrypted using 256-bit AES encryption.

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All-Terrain, State-of-the-Art Visual Surveillance. The Guardian S is capable of traversing challenging terrain, including stairs, pipes, tanks, culverts, and vertical ferromagnetic surfaces, and is IP65-rated to be dustproof and water protected. The unit’s slim form factor enables access to confined spaces, beginning with seven inch diameter openings. The Guardian S provides high-resolution visual inspection enabled by six 4k cameras with digital zoom and autofocus, providing 360-degree video coverage with both daytime and nighttime vision. Surveillance capabilities last up to 12 hours of stationary surveillance time or a three-mile mobile inspection travel range.

The Guardian S robot was rolled out commercially in 2018 and is available today as a one-time upfront equipment purchase. It was the first robotic system to be commercialized by Sarcos and has been purchased by both industrial and defense customers. We do not expect the Guardian S to comprise a material part of our revenues after we release our commercial Guardian XO and Guardian XT products.

Market Opportunity

We expect to offer the Guardian XO and Guardian XT primarily through the RaaS subscription model, which we believe will promote customer adoption. We believe that our products will be well received by our potential customers, as well as the labor force and labor unions.

We believe the total addressable market, or TAM, for our Guardian robotic systems is large and mostly unpenetrated. We estimate that the TAM for our Guardian products was approximately $147 billion in 2020 and will grow to approximately $165 billion in 2026. Our TAM is driven by the total number of workers in the occupations we expect to be candidates for adoption of the Guardian XO and Guardian XT and assumes that one in ten workers would adopt a unit. Our assumptions regarding the number of workers in each occupation is based on data from the Bureau of

Labor Statistics, or BLS, and our forecast assumes that the TAM would grow at the same rate as GDP, estimated to be 2% per year.

In addition, we believe that our serviceable obtainable market for the Guardian XO and Guardian XT, or SOM, calculated to be initially 10% of our TAM, was $14.7 billion as of 2020 and will grow to $24.8 billion as of 2026, with the SOM as a percentage of TAM gradually increasing year by year to a 15% adoption rate as of 2026. Our SOM is estimated based on the expected technology adoption life cycle of our products. We assume that our initial customer base will be comprised of innovators and early adopters in the industries we are targeting. Following successful deployment with these early adopters, we believe that there will be many potential customers that are fast followers. We believe our estimated SOM is based on reasonable assumptions given our technology’s leadership position in the category of industrial highly-dexterous mobile robotic systems, the lack of competitive products in this new category and our interactions with leading industrial companies across a number of verticals. However, it is possible that these assumptions will prove incorrect, and, as a result, our SOM could be significantly less than our estimates or take longer to be realized. Further, with the addition of the Sapien line of products, we expect that we can address a wider range of use-cases and thereby serve additional potential customers in the aviation, construction, medical and subsea industries, which we believe will increase our TAM. See “Risk Factors—Our operating and financial projections rely on management assumptions and analyses. If these assumptions or analyses prove to be incorrect, our actual operating results may be materially different from our forecasted results.”

Growth Strategy

The key elements of our growth strategy include:

Continue to Develop our Robotic Systems

We will continue to develop our robotic systems, in particular in preparation for the commercial launch of the Guardian XO and Guardian XT. As mentioned above, we currently expect to commence initial production of commercial units of these products by the end of 2022 for delivery to customers in early 2023. However, such timeline may be delayed, including due to challenges in recruiting skilled employees, difficulties in securing components and materials, development delays, difficulties relating to manufacturing of the units and other factors. We will also continue to develop and offer our Sapien products. See " Risk Factors—Initial production of commercial units of our core products, the Guardian XO and Guardian XT, may be delayed beyond the end of 2022 and therefore initial delivery to customers could be beyond early 2023."

Continued Investment in Innovation

We will continue to invest significant resources in developing proprietary technologies across hardware, firmware, software and controls to commercialize our robotic systems. We expect our research and development activities to focus on areas such as kinematic equivalency, teleoperation, human-like dexterity with augmented strength, energetic autonomy and safety of robotic systems. We expect these efforts to continue to build our intellectual property portfolio and our design and engineering expertise as we work to achieve the product capabilities needed for effective commercialization.

Establish a RaaS Subscription Model to Accelerate Adoption of our Robotic Systems

We expect to offer our Guardian XO and Guardian XT primarily through a RaaS subscription model where customers pay a monthly subscription fee for the use of our robotic systems, as well as maintenance, servicing and software upgrades. We believe the RaaS subscription model will be attractive to our customers and accelerate market adoption of our robotic systems because it will lower the upfront costs of deployment for customers, shift customer capital expenditures to operating expenditures, allow customers to more nimbly scale deployments up or down in response to market conditions and make our products more accessible to customers of all sizes. Our RaaS subscription model will also allow us to generate recurring revenue which would improve our visibility into future results. We currently offer our Sapien products through development and sales contracts, rather than subscription arrangements, though we may decide to offer Sapien products under a RaaS subscription model in the future.

Capital Efficient Manufacturing

We intend to explore different options for manufacturing our products and select the most capital efficient manufacturing process, with a focus also on speed to market, quality and scalability. One available option is outsourced manufacturing by established third-party contract manufacturers. This approach would reduce our up-front capital investment and eliminate the recurring fixed costs and overhead that would be required for us to own and operate a manufacturing facility. Outsourced manufacturing would also allow us to focus on our core competencies while significantly reducing overall risk and give us the flexibility to quickly scale volumes up or down to match demand levels since we can leverage an established manufacturing operation and supply chain.

Another available option is in-house manufacturing of our products. Although this approach would require a more significant capital investment at the start, it would provide us with increased flexibility, such as the ability to react to changing conditions without regard to minimum order quantity requirements frequently imposed by contract manufacturers. In-house manufacturing may also allow for more flexibility in customizing our products when requested by customers and provide more direct control over quality, product costs and product supply and timing.

We may also elect to pursue a blend of contract and in-house manufacturing. We estimate that our new facility in Salt Lake City has the capacity to produce between 300 to 500 Guardian units per year, depending on the product mix.

Although we currently expect to favor an outsourced manufacturing model, we have not yet entered into an agreement with a third-party contract manufacturer and may ultimately determine that in-house manufacturing is the better alternative for our products.

Expand Target Markets

We are currently engaging with development partners in various industries in the United States, including aerospace, automotive, aviation, construction, defense, utilities, distribution and warehousing, industrial manufacturing, maritime, medical, military and oil and gas. We believe working with these partners will allow us to accelerate our brand awareness within these and adjacent industries and provide complementary capabilities and differentiation that will attract new customers while helping us expand our customer base. Additionally, while our focus has been primarily on the U.S. domestic market, we aim to expand our presence in select non-U.S. markets, most likely focusing on areas such as South Korea, Japan, Singapore and Western Europe, in the future through relationships with a network of distributors. We believe this diversified industry and geographic approach will allow us to identify new applications for our robotic platforms and provide us with customer feedback to assist our product development efforts while ensuring that we are addressing a broad range of markets.

Pursue Selective Strategic Acquisitions and Partnerships

We plan to pursue strategic acquisitions from time to time, such as our acquisition of RE2, that we believe will be complementary to our existing business or otherwise increase the value proposition we deliver to our customers. For example, we may pursue acquisitions that we believe will help us add new or enhanced capabilities or technology, expand our product offering, accelerate customer growth, enter new markets or add talent and expertise to our organization.

We may also enter into strategic partnerships from time to time, including to combine our product offerings with those of our partners. For example, we may partner with companies whose products may serve as a mobile base for the Guardian XT and offer the combined unit as a standalone product. Among other benefits, these partnerships could reduce barriers to customer adoption and use of our products, allow us to leverage the partner’s existing sales and distribution channels or provide lead generation and conversion of additional potential customers for our other product offerings.

Competitive Strengths

Differentiated and Proprietary Technology

We believe our technology distinguishes us from others in the industrial robotics space because our technology seeks to augment, rather than replace, humans by combining human intelligence, instinct and judgment with the strength, endurance and precision of machines. We are a pioneer in the robotic systems industry and benefit from lessons learned over more than 30 years and $375 million in research and development investment in our proprietary technologies, as well as our extensive patent portfolio. We believe that our innovations, including advances in energetic autonomy, kinematic equivalency and human like dexterity, together with advances in electronics, materials, motors and other components of our products, will enable us to produce machines that do not suffer from historical limitations and are intuitive to use and relatively quick and easy for setup and changeover. Worldwide, as of May 1, 2022, we had approximately 184 patents and approximately 110 filed patent applications.

Early Mover Across Wide Range of Industries

We believe we are creating an entirely new category of industrial highly-dexterous mobile robotic systems that augment, rather than replace, humans. While developing our products in recent years we have engaged in frequent dialogue with leaders in the industries we expect to target. We believe our efforts and position as a pioneer in industrial highly-dexterous mobile robotic systems and our head-start in developing relationships with potential customers situate us well to further develop and expand our product portfolio to address a significant market opportunity and additional use cases.

Visionary and Experienced Management

We have a proven and experienced team with deep operational expertise in bringing emerging technologies to market. Our team is led by Ben Wolff, our Executive Chairman, Kiva Allgood, our Chief Executive Officer, and Jorgen Pedersen, our Chief Operating Officer. Mr. Wolff has led two publicly-traded companies and was co-founder and chief executive officer of Clearwire, a leading mobile communications company. Ms. Allgood has many years of executive-level, operational experience within global telecommunications and technology companies, including Ericsson and Qualcomm. Mr. Pedersen founded RE2 as a spin out of Carnegie Mellon University’s National Robotics Engineering Center in 2001 and served as its Chief Executive Officer until our acquisition of RE2 in April 2022. Our engineering and design efforts are led by a highly experienced robotics team with hundreds of years of cumulative robotics experience, with some members of our engineering team working together for over 20 years. Members of our board of directors have extensive experience across a wide array of disciplines, including experience in many of the industries that we intend to serve and in the production and delivery of complex hardware and software solutions.

Strategic Collaborators

We collaborate with various companies, including Delta Air Lines, Microsoft, Schlumberger and The Boeing Company. Some of the companies with which we collaborate are also investors in Sarcos. Our strategic engagement with high profile industry leaders provides valuable feedback that we believe will enhance our early mover advantage and product development efforts. We also expect that these relationships will provide enhanced credibility and customer conversion.

Competition

We believe we are developing a new category of industrial robotic systems that augment, rather than replace, humans. In many cases, our primary competition will be traditional modes of human labor, sometimes assisted with material handling products such as overhead cranes, forklifts, and pallet jacks. To overcome potential resistance to innovation and the adoption of new products and ways of working, we must demonstrate to customers the value proposition of our products, including increased productivity, reduced costly occupational injuries and a broadened pool of available employees by equalizing workers’ physical capabilities including older and less physically strong workers.

Additionally, our product offerings compete in a broad competitive landscape that includes robotics and automation companies that have both directly competing as well as alternative solutions ranging from exoskeletons, collaborative robots, industrial robots, traditional lift-assist equipment, and unmanned robotic vehicles. We also view our competitive landscape to include rivals who have different but unique product lines in the automation space, like ABB Robotics, Siasun Robot & Automation, Teradyne and Berkshire Grey. Also included in our broader competitive landscape are robotic solution suppliers, like Rockwell Automation, Honeywell, Keyence Corporation, COGNEX Corporation and Hexagon AB, who may not have a directly competing product today, but could become competitors through inorganic growth; these companies have existing customer relationships and channels that could enable them to emerge as formidable threats in the future.

The following is a breakdown of the competitive landscape by product area:

•

The Guardian XO competes with robotics and automation solutions that help workers with heavy materials handling, heavy lift-and-transport-assist and overhead assembly type jobs. Principal competitors include

Hyundai and Daewoo, who have previously shown powered exoskeleton prototype units, and companies like Cyberdyne, Samsung, Ekso Bionics, Ottobock, Lockheed Martin, SuitX and Levitate who currently sell powered, partial-body exoskeletons or passively-powered, partial-body variants.

•

The Guardian XT faces a varied competitive landscape that includes companies like JR West, collaborative robotics companies and automation companies like Teradyne, ABB Robotics, Siasun Robot & Automation, Berkshire Grey, Ready Robotics and OMRON.

•

The Sapien product line competes with products of various other companies, in some cases based on specific industry applications, such as Nauticus, SRS and Saab in the underwater solution space; Barrett, Kuka, Kinova and Staubli in the medical device industry; AES in solar construction applications; and BBHS, Juvo Robotics and Kuka in aviation services.

•

The Guardian S mobile IoT platform competes with other ground-based unmanned vehicles offered by companies such as Eddyfi Technologies and Waygate Technologies; it also competes with aerial unmanned vehicle companies, like Flyability. Other notable adjacent market and other competitors include Gecko Robotics, Teledyne FLIR, ICM, RedZone Robotics, Clearpath Robotics and Easysight Technology.

These companies have products that are commercially available and in development. We expect some products currently in development to become commercially available in the next few years. In addition, we compete with companies that develop artificial intelligence and industrial automation solutions, such as those offered by Hyundai-Boston Dynamics, Canvas Technology, DroneSense, Intuitive, iRobot, Hahn Robotics, Kuka, Neurala, Ready Robotics, Rethink Robotics and Yaskawa.

Our competitor base may change or expand as we continue to develop and commercialize our robotic systems in the future. These or other competitors may develop new technologies or products that provide superior results to customers or are less expensive than our products. Our technologies and products could be rendered obsolete by such developments. See “Risk Factors—We operate in a competitive industry that is subject to rapid technological change, and we expect competition to increase.”

We expect that we will compete on the following factors:

•	technological innovation;
•	product quality, reliability and safety;
•	product features and performance;
•	product pricing;
•	manufacturing efficiency and resources;
•	brand;
•	customer experience, including support; and
•	existing customer relationships.

We believe we do and will compete favorably on the basis of these factors; however, our potential competitors may have greater financial, technical, manufacturing and other resources than we have. Our competitors may be able to deploy greater resources to the design, development, manufacturing, distribution, promotion, sales, marketing and support of their industrial robotics programs. Additionally, our competitors may have greater name recognition, longer operating histories, larger sales forces, broader customer and industry relationships and other tangible and intangible resources, than we have. Furthermore, our competitors may decide to operate solely with a traditional sales model for robotic systems that may be viewed more favorably by potential customers. These competitors also compete with us in recruiting and retaining qualified research and development, sales, marketing and management personnel, as well as in acquiring technologies complementary to, or necessary for, our products. Additional mergers and acquisitions in the industrial robotics market may result in even more resources being concentrated in our competitors.

Customers and Partners

Our customers and development partners include some of the largest enterprises in our target markets (aerospace, automotive, aviation, construction, defense, distribution and warehousing, industrial manufacturing, maritime, military, and oil and gas), including Delta Air Lines, General Electric, Schlumberger, The Boeing Company and other Fortune 500 companies, as well as the U.S. Department of Defense. We also have significant engagement with small and medium-sized potential customers across the aerospace, automotive, construction, defense, manufacturing, oil and gas, power and utilities and warehouse and logistics markets.

With our core products, the Guardian XO and Guardian XT, still under development, we have no binding customer commitments for the commercial production version of these products. We have numerous ongoing discussions with prospective customers who have collectively expressed interest in thousands of units. However, these discussions may not result in binding orders or sales. Similarly, while we have current development contracts with the Department of Defense and other government entities covering both the Guardian XO and Guardian DX, these development contracts may not result in commercial orders or sales from these or other government entities. While we do have binding commitments with commercial customers to develop and purchase Sapien products, sales volumes under these commitments are relatively limited.

Research and Development

Our research and development team is comprised of technology experts from fields including mechanical and electrical engineering, systems engineering, software/firmware/controls engineering, artificial intelligence and machine learning, finite element analysis, human factors and design and applications engineering. Our primary areas of focus in research and development include, for the Guardian XO, kinematic equivalency to provide human-like dexterity and enable intuitive use and energetic autonomy; for the Guardian XT, teleoperation and force feedback; and, for Sapien products, supervised autonomy.

Our research and development efforts also include our DFX (design for excellence) work, including comprehensive design for manufacturing, design for cost and procurement, design for testing and design for assembly. These efforts are aimed at ensuring the manufacturability, serviceability and robustness of our products.

Our research and development expenses (not including expenditures during these periods by RE2) were $17.5 million and $14.1 million during 2021 and 2020, respectively, and are likely to grow in the future. Our customer first, collaborative approach is a cornerstone of our research and development processes.

Sales and Marketing

We currently sell our Guardian S through a hybrid model of direct sales and distribution channels. We expect to offer the Guardian XO and Guardian XT through a similar model. Currently, we focus our resources on leading companies in key vertical markets. Due to their size and their potential opportunity and willingness to be early adopters, we believe these companies have the potential and ability to serve as referenceable customers and drive additional sales. Our primary sales channel for Sapien products has been through a solution sales model. We intend to continue to invest in our sales and marketing efforts as we approach commercial launch of the Guardian XO and Guardian XT.

We intend to pursue strategic relationships with systems integrators, companies with complementary technologies, software application providers, distributors and consulting firms to expand the channels in which our solutions are marketed. We believe working with these partners will accelerate our brand awareness within various industries and provide complementary capabilities and differentiation that will attract new customers while helping us expand our customer base.

We expect to operate a RaaS subscription model for the Guardian XO and the Guardian XT, which we believe will drive accelerated adoption following commercial launch. We believe the RaaS subscription model will be attractive to our customers and accelerate market adoption of our robotic systems because it will lower the upfront costs of deployment, shift capital expenditures to operating expenditures, allow customers to more nimbly scale deployments up or down in response to market conditions and make our products more accessible to customers of all sizes. We currently offer our Sapien products through development and sales contracts, rather than subscription arrangements, though we may decide to offer Sapien products under a RaaS subscription model in the future.

Manufacturing and Suppliers

We intend to explore different options for manufacturing our products and select the most capital efficient manufacturing process, with a focus also on speed to market and scalability. Although we currently expect to favor an outsourced manufacturing model, we have not yet entered into an agreement with a third-party contract manufacturer and may ultimately determine that in-house manufacturing is the better alternative for our products. See above discussion under “Growth Strategy - Capital Efficient Manufacturing.”

We maintain a diverse set of suppliers. However, as we scale production, we expect the identity and magnitude of our suppliers to change materially.

Government Regulation

We are subject to various U.S. federal, state and local laws and regulations governing the occupational health and safety of our employees and wage regulations, including the requirements of the U.S. Occupational Safety and Health Act, as amended, or OSHA, and comparable state laws that protect and regulate employee health and safety.

We are also subject to U.S. laws and regulations that limit and restrict the export of some of our products and services and may restrict our transactions with certain customers, business partners and other persons. In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies, and in other circumstances we may be required to obtain an export license before exporting the controlled item. We must also comply with export restrictions and laws imposed by other countries affecting trade and investments. We maintain an export compliance program but there are risks that the compliance controls might not be effective, exposing us to legal liabilities. Compliance with these laws has not significantly limited our sales but could significantly limit them in the future. Changes in, and responses to, U.S. trade policy could reduce the competitiveness of our products and cause our sales to drop or make it difficult or impossible to enter affected markets, which could have a material adverse effect on our business, financial condition or results of operations.

Our robotic platforms must comply with the rules of the Federal Communications Commission (FCC) with respect to: any radio frequency, or RF, spectrum utilized for such components as the remote control or teleoperation system; the power level and frequency of any RF energy emitted (intentionally or otherwise); and any conditions imposed by the FCC on the device certification(s) issued to us or to third parties for any modular transmitters installed in our products. Such rules require, among other things, specific consumer disclosures with respect to RF emissions and proper installation and operation of the device components and any modular transmitters in our products.

We are subject to requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 that will require us to diligence, disclose and report whether our products contain conflict minerals. The implementation of these requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products.

Intellectual Property

Our ability to create, obtain and maintain intellectual property is important to our business. We rely upon a combination of protections afforded to owners of patents, copyrights, trade secrets and trademarks, along with employee and third-party non-disclosure agreements and other contractual restrictions to establish and protect our intellectual property rights.

We pursue patent protection at times when we believe we have developed a patentable invention and the benefits of obtaining a patent outweigh the risks of making the invention public through patent filings. Our patents and patent applications are focused primarily on robots and robotic systems, including wearable exoskeletons to enhance human operations, humanoid robots, teleoperated robots, mobile platform-based robotic arms, teleoperated robots, unmanned ground robots and end effectors. We also have patents and patent applications covering technology in the fields of counter-attack unmanned aerial vehicles (drones) for enemy drone neutralization, various micro-camera and other medical devices, augmented reality, sensors, valves, motors, actuators and others.

As of May 1, 2022, we had approximately 184 issued U.S. and international patents, as well as approximately 110 patent applications filed in the United States or internationally.

Many of our issued patents have expired, with others set to expire on dates ranging from 2022 to 2039, exclusive of any patent term adjustment or patent term extension. We do not know whether all of our pending patent applications will result in issued patents, or whether the examination process will require a narrowing of claimed subject matter. Furthermore, in light of the highly active fields of technology in which we are involved, particularly the field of robotics, our patents and pending patent applications may not provide us with broad-level protection.

In an effort to protect our brand, we also pursue the registration of our domain names and various trademarks and service marks in the United States and in select international locations.

Legal Proceedings

From time to time, we may be subject to legal proceedings. We are not currently a party to or aware of any proceedings that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or results of operations. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Human Capital

Our employees are critical to our success. As of May 1, 2022, we had approximately 260 full-time and part-time employees with the majority of our employees based in Salt Lake City, Utah and another large portion of our employees based in Pittsburgh, Pennsylvania. We also engage consultants and contractors to supplement our permanent workforce on an as-needed basis. A majority of our employees are involved in engineering, research and development and related functions. To date, we have not experienced any organized work stoppages and consider our relationship with our employees to be good. None of our employees are subject to a collective bargaining agreement or represented by a labor union.

Facilities

We operate our headquarters, which includes a manufacturing facility in Salt Lake City, Utah consisting of approximately 60,000 square feet. We also operate corporate and manufacturing facilities in Pittsburgh, Pennsylvania of approximately 52,000 square feet in total. The Salt Lake City lease expires in May 2033 and has two options to extend the lease for a three-year period each. Our Pittsburgh leases expire in March and June 2025, respectively, and each has an option to extend the lease for an additional five-year period. We believe that these facilities, which include office, development, testing and light manufacturing space, will adequately serve our current needs. Should we need additional space in either Salt Lake City or Pittsburgh, we believe we will be able to obtain additional space on commercially reasonable terms.

PRINCIPAL SECURITYHOLDERS

The following table sets forth information regarding the actual beneficial ownership of Common Stock as of May 2, 2022 by:

•	each person who is the beneficial owner of more than five percent (5%) of the outstanding shares of Common Stock;
•	each of our named executive officers and directors; and
•	all of our current executive officers and directors, as a group.

Beneficial ownership is determined according to SEC rules, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed below has sole voting and investment power with respect to such shares.

The beneficial ownership of Company Common Stock is based on 153,843,294 shares of Company Common Stock issued and outstanding as of the record date. For purposes of calculating the ownership percentages in the table below, the number of shares outstanding for each person assumes full exercise of only such person’s outstanding options and warrants that are exercisable within 60 days of May 2, 2022.

Name and Address of Beneficial Owners(1)	Number of Shares	%
Directors and Named Executive Officers of the Company
Kiva Allgood	—	—
Benjamin G. Wolff(2)	14,758,767	9.6%
Marian Joh	—	—
Fraser Smith(3)	14,089,268	9.2%
Brian D. Finn(4)	12,477,926	7.8%
Peter Klein(5)	268,775	*
Laura J. Peterson(6)	12,315	*
Admiral Eric T. Olson (Ret.) (7)	114,899	*
Dennis Weibling(8)	2,992,862	1.9%
Matthew Shigenobu Muta(9)	12,315	*
Priya Balasubramaniam(10)	12,315	*
All Current Executive Officers and Directors as a Group (13 individuals)	37,393,966	23.2%
5% Holders
BlackRock, Inc.(11)	19,686,414	12.8%
Benjamin G. Wolff(2)	14,758,767	9.6%
Marc Olivier(12)	14,398,920	9.4%
Fraser Smith(3)	14,089,268	9.2%
Rotor Sponsor LLC(13)	11,642,852	7.3%
DIG Investments XVIII AB(14)	8,093,189	5.3%
Schlumberger Technology Corporation(15)	7,939,764	5.2%

* Represents less than 1%

(1)	Unless otherwise noted, the business address of each of our stockholders is c/o Sarcos Robotics and Technology Corporation, 650 South 500 West, Suite 150, Salt Lake City, Utah 84101.
(2)

Consists of (a) 9,798,714 shares of Common Stock held by Mare’s Leg Capital, LLC (“MLC”) an entity wholly owned by Mr. Wolff and his spouse, Julie Wolff, (b) 4,801,368 shares of Common Stock held by Mr. Wolff and (c) 158,685 shares of Common Stock underlying options held by Julie Ms. Wolff exercisable within 60 days of May 2, 2022.

(3)	Consists of 14,089,268 shares of Common Stock held by Dr. Smith.
(4)

Consists of (a) 822,759 shares of Common Stock held by Marstar Investments, LLC, (b) 5,672,168 shares of Common Stock held by Rotor Sponsor LLC and (c) 5,970,684 shares of Common Stock underlying Private Placement Warrants held by

Rotor Sponsor LLC exercisable within 60 days of May 2, 2022. Mr. Finn is the administrator of and has sole voting and dispositive control over the shares held by Marstar Investments, LLC. Mr. Finn is a managing member of and has sole voting and dispositive power over the shares held by Rotor Sponsor LLC. Mr. Finn disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The business address of Marstar Investments, LLC is 38 Evans Drive, Brookville, NY 11545 and the business address of Rotor Sponsor LLC is c/o Rotor Sponsor LLC 405 Lexington Avenue, New York, NY 10174.

(5)

Consists of (a) 256,460 shares of Common Stock underlying options held by Mr. Klein exercisable within 60 days of May 2, 2022 and (b) 12,315 shares of Common Stock underlying restricted stock units held by Mr. Klein scheduled to vest within 60 days of May 2, 2022.

(6)	Consists of 12,315 shares of Common Stock underlying restricted stock units held by Ms. Peterson scheduled to vest within 60 days of May 2, 2022.
(7)

Consists of (a) 102,584 shares of Common Stock underlying options held by Adm. Olson exercisable within 60 days of May 2, 2022 and (b) 12,315 shares of Common Stock underlying restricted stock units held by Adm. Olson scheduled to vest within 60 days of May 2, 2022.

(8)

Consists of (a) 708,108 shares of Common Stock held by Mr. Weibling, (b) 2,260,683 shares of Common Stock held by the Weibling Living Trust, (c) 11,756 shares of Common Stock underlying options held by Mr. Weibling exercisable within 60 days of May 2, 2022 and (d) 12,315 shares of Common Stock underlying restricted stock units held by Mr. Weibling scheduled to vest within 60 days of May 2, 2022. Mr. Weibling has sole voting and dispositive power over the shares held by the Weibling Living Trust. The address of the Weibling Living Trust is 2205 Carillon Point, Kirkland, WA 98033.

(9)	Consists of 12,315 shares of Common Stock underlying restricted stock units held by Mr. Muta scheduled to vest within 60 days of May 2, 2022.
(10)	Consists of 12,315 shares of Common Stock underlying restricted stock units held by Ms. Balasubramaniam scheduled to vest within 60 days of May 2, 2022.
(11)

The number of shares owned set forth above is based solely on the most recently available Schedule 13G filed with the SEC by  BlackRock, Inc. Consists of 19,686,414 shares of Common Stock held by funds and accounts under management by subsidiaries of BlackRock, Inc. The registered holders of the referenced shares are funds and accounts under management by subsidiaries of BlackRock, Inc. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries. On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares. Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, NY 10055.

(12)	Consists of 14,398,920 shares of Common Stock to held by Dr. Olivier.
(13)

Consists of (a) 5,672,168 shares of Common Stock held by Rotor Sponsor LLC and (b) 5,970,684 shares of Common Stock underlying Private Placement Warrants held by Rotor Sponsor LLC exercisable within 60 days of May 2, 2022. Mr. Finn is a managing member of and has sole voting and dispositive power over the shares held by Rotor Sponsor LLC. Mr. Finn disclaims beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address of Rotor Sponsor LLC is c/o Rotor Sponsor LLC 405 Lexington Avenue, New York, NY 10174.

(14)

Consists of 8,093,189 shares of Common Stock held by DIG Investments XVIII AB (“DIG”). Martin HP Söderström has voting or investment control over the shares held by DIG. The business address of DIG and Mr. Söderström is Box 55998, 102 16 Stockholm, Sweden.

(15)

Consists of 7,939,764 shares of Common Stock held by Schlumberger Technology Corporation. Schlumberger Holdings Corporation is the sole stockholder of Schlumberger Technology Corporation. Schlumberger B.V. is the sole stockholder of Schlumberger Holdings Corporation. Schlumberger N.V. (Schlumberger Limited) is the sole stockholder of Schlumberger B.V. Schlumberger N.V. (Schlumberger Limited) owns, directly or indirectly, all of the equity interests of Schlumberger Technology Corporation, and has voting or investment control over the shares held by Schlumberger Technology Corporation. For a list of officers of Schlumberger N.V. (Schlumberger Limited), please refer to Schlumberger N.V. (Schlumberger Limited)'s public filings. The business address for Schlumberger Technology Corporation and Schlumberger Holdings Corporation is 300 Schlumberger Drive, Sugar Land, Texas 77478. The business address for Schlumberger BV is Parkstraat 83, 2514 JG The Hague, Netherlands. The business address for Schlumberger N.V. (Schlumberger Limited) is 5599 San Felipe, 17th Floor, Houston, Texas 77056.

SELLING SECURITYHOLDERS

As of April 28, 2022, the Selling Securityholders table included under the section “Selling Securityholders,” which begins on page 106 of the Prospectus, is revised as set forth below:

Selling Securityholder	Shares of Class A Common Stock Beneficially Owned Prior to Offering	Private Placement Warrants Beneficially Owned Prior to Offering	Shares of Class A Common Stock Offered	Private Placement Warrants Offered	Shares of Class A Common Stock Beneficially Owned After the Offered Shares are Sold	%	Private Placement Warrants Beneficially Owned After the Offered Private Placement Warrants are Sold	%
PIPE Investors
Adebayo & Amelia Ogunlesi (JTWROS) (1)	503,252	—	503,525	—	—	—	—
Benvolio Ventures LLC – Series Sarcos II (2)	100,000	—	100,000	—	—	—	—
BlackRock, Inc. (3)	16,905,357	389,392	15,756,288	389,392	1,149,069	0.75%	—
Caterpillar Venture Capital Inc. (4)	7,747,915	—	7,747,915	—	—	—	—
David G. Heller Investment Trust (5)	30,000	—	30,000	—	—	—	—
Flow State Group II (6)	57,500	—	57,500	—	—	—	—
FRB Trust II (7)	25,000	—	25,000	—	—	—	—
Ghisallo Master Fund LP (8)	100,000	—	100,000	—	—	—	—
Iridian Eagle Fund, LP (9)	100,000	—	100,000	—	—	—	—
Barry S. Sternlicht (10)	500,000	—	500,000	—	—	—	—
John D. Howard (11)	675,200	—	675,200	—	—	—	—
Jon Blattmachr (12)	25,000	—	25,000	—	—	—	—
Kyle Veenstra (13)	25,000	—	25,000	—	—	—	—
The Lauren Belfer 2020 GST Trust (14)	10,000	—	10,000	—	—	—	—
Louis Kreisberg (15)	372,095	—	372,095	—	—	—	—
Marc Pasquale (16)	207,004	—	50,000	—	—	—	—
Mare’s Leg Capital, LLC (17)	13,512,052	—	13,512,052	—	—	—	—
Marstar Investments LLC (18)	884,391	—	884,391	—	—	—	—
MFP Partners, L.P. (19)	1,095,412	—	1,000,000	—	95,412	0.06%	—
Michael C. Buenzow (20)	90,529	—	90,529	—	—	—	—
Midland Trust (Stamborski) (21)	50,000	—	50,000	—	—	—	—
Entities affiliated with Millennium Management LLC (22)	2,723,292	383,037	1,749,933	383,037	973,359	0.63%	—
Monsees Living Trust (Separate Property) (23)	100,441	—	100,441	—	—	—	—
Monsees Living Trust (Community Property) (24)	25,000	—	25,000	—	—	—	—
MTMF Ventures II, LLC (25)	80,353	—	80,353	—	—	—	—
Nicholas Monsees (26)	35,088	—	35,088	—	—	—	—
The Ogunlesi 2011 Investment Trust (27)	503,525	—	503,525	—	—	—	—
Old Blue and Green Associates LLC (28)	55,353	—	55,353	—	—	—	—
Palantir Technologies Inc. (29)	2,100,000	—	2,100,000	—	—	—	—
Philip Beck (30)	75,441	—	75,441	—	—	—	—
Schlumberger Technology Corporation (31)	9,940,744	—	9,940,744	—	—	—	—
Scoby Investments, LLC (32)	17,500	—	17,500	—	—	—	—
Stefan Selig (33)	25,000	—	25,000	—	—	—	—
Taylor Family LLC (34)	539,000	—	300,000	—	239,000	0.16%	—
Vernal Bay Capital Group, LLC (35)	250,000	—	250,000	—	—	—	—
Walleye Opportunities Master Fund Ltd. (36)	150,000	—	150,000	—	—	—	—
Weibling Living Trust (37)	2,824,927	—	2,824,927	—	—	—	—
Weisman Family Associates, LLC (38)	71,761	—	71,761	—	—	—	—
YK Family Art LLC (39)	10,000	—	10,000	—	—	—	—
Other Holders of Former Founder Shares							—
Rotor Sponsor, LLC (40)	11,642,852	5,970,684	11,642,852	5,970,684	—	—	—
Other Former Sarcos Holders							—
ACJH LLC (41)	1,137,094	—	1,137,094	—	—	—	—
Andrew Langsam and Robin Langsam (42)	56,849	—	56,849	—	—	—	—
Andrew Whittaker (43)	142,139	—	142,139	—	—	—	—
Art Mahoney (44)	9,180	—	9,180	—	—	—	—
Ashley Guinan (45)	13,304	—	13,304	—	—	—	—

Benjamin Wolff (46)	6,110,524	—	6,110,524	—	—	—	—
Blue Marlin AB (47)	67,666	—	67,666	—	—	—	—
Brad Kell (48)	56,334	—	56,334	—	—	—	—
Brian Klein (49)	284,265	—	284,265	—	—	—	—
Bryan Rutberg (50)	67,666	—	67,666	—	—	—	—
Cameron Falkenburg (51)	23,235	—	23,235	—	—	—	—
Carol Marsh (52)	9,742	—	9,742	—	—	—	—
Carrie Misleh (53)	9,655	—	9,655	—	—	—	—
CCP/Sarcos, L.P. (54)	3,566,756	—	3,566,756	—	—	—	—
Chris Beaufait (55)	255,038	—	255,038	—	—	—	—
Chris Stuart Beaufait and Fung Yun Bernice Cheng (56)	67,666	—	67,666	—	—	—	—
Clear Stream Advisors, LLC (57)	219,483	—	219,483	—	—	—	—
Darwin Mitchel Hanks (58)	16,095	—	16,095	—	—	—	—
Delta Air Lines, Inc. (59)	2,842,723	—	2,842,723	—	—	—	—
Dennis Weibling (60)	888,840	—	888,840	—	—	—	—
DIG Investments XVIII AB (61)	10,994,045	—	10,994,045	—	—	—	—
Dusty Argyle (62)	6,142	—	6,142	—	—	—	—
Edward Lee (63)	110,208	—	110,208	—	—	—	—
Elevation Capital Holdings, LLC (64)	28,423	—	28,423	—	—	—	—
Ellen Davenport (65)	29,646	—	29,646	—	—	—	—
Evan Brown (66)	256	—	256	—	—	—	—
F-CO Management LLC (67)	303,105	—	303,105	—	—	—	—
Ferheen Mahomed (68)	217,415	—	217,415	—	—	—	—
Fraser Smith (69)	17,666,646	—	17,666,646	—	—	—	—
GE Ventures LLC (70)	7,244,342	—	7,244,342	—	—	—	—
Glenn E. Colvin Jr. (71)	97,584	—	97,584	—	—	—	—
IAG Fund II, LP (72)	1,026,227	—	1,026,227	—	—	—	—
James Michael Johnston and Marybeth Johnston (73)	284,265	—	284,265	—	—	—	—
Jason Wicklund (74)	3,472	—	3,472	—	—	—	—
Jennifer Doogan (75)	78,463	—	78,463	—	—	—	—
Jim Hansen (76)	32,190	—	32,190	—	—	—	—
Jonas Adler (77)	6,139	—	6,139	—	—	—	—
Karma Sok-Choekore (78)	4,055	—	4,055	—	—	—	—
Kathryn Ludlow (79)	152,940	—	152,940	—	—	—	—
Kendra Kamholtz (80)	27,361	—	27,361	—	—	—	—
Kristi Craft-Martindale (81)	53,062	—	53,062	—	—	—	—
Kyle Myers (82)	2,086	—	2,086	—	—	—	—
Lawrence R. Stevens (83)	102,661	—	102,661	—	—	—	—
Lisandro Leon (84)	650	—	650	—	—	—	—
Marc Olivier (85)	18,055,290	—	18,055,290	—	—	—	—
Mark Gerberding (86)	2,573	—	2,573	—	—	—	—
Melinda Sirstins (87)	7,478	—	7,478	—	—	—	—
Michael F. Price (88)	284,265	—	284,265	—	—	—	—
Michael Louviere (89)	9,348	—	9,348	—	—	—	—
Microsoft Global Finance (90)	2,126,887	—	2,126,887	—	—	—	—
Miranda Leung (91)	431,914	—	431,914	—	—	—	—
Preston Woo (92)	321,917	—	321,917	—	—	—	—
Raptor Holdco LLC (93)	847,250	—	847,250	—	—	—	—
Richard Lyons (94)	8,047	—	8,047	—	—	—	—
Robert Mechaley (95)	25,481	—	25,481	—	—	—	—
Robotic ODM Investment PTE. LTD (96)	374,601	—	374,601	—	—	—	—
Rotor-Sarcos, LLC (97)	6,769,037	—	6,769,037	—	—	—	—
Sarcos WDF LLC (98)	2,207,071	—	2,207,071	—	—	—	—
Sarcos WDF Series C, LLC (99)	102,619	—	102,619	—	—	—	—
Scott Hopper (100)	121,429	—	121,429	—	—	—	—
Sidney King (101)	5,606	—	5,606	—	—	—	—
Steven Finn (102)	36,729	—	36,729	—	—	—	—
Steven Hansen (103)	22,985	—	22,985	—	—	—	—
Troy Arbuckle (104)	16,095	—	16,095	—	—	—	—
Vivek Vijayaraghavan (105)	32,800	—	32,800	—	—	—	—
WISE Ventures Sarcos SPV, LLC (106)	1,922,460	—	1,922,460		—	—	—
Other Sarcos Holders
Andrew Belfer (107)	40,353	—	40,353	—	—	—	—
ARJI Sarcos Holdings LLC (108)	50,441	—	50,441	—	—	—	—
Benvolio Ventures LLC - Series Sarcos (109)	50,441	—	50,441	—	—	—	—
Betsy M. Blattmachr 2011 Trust II (110)	46,405	—	46,405	—	—	—	—
Charles Pieper (111)	71,155	—	71,155	—	—	—	—
Colin Taylor (112)	46,405	—	46,405	—	—	—	—

Corrival Trust (113)	1,541,123	—	1,541,123	—	—	—	—
David McKee Hand (114)	20,176	—	20,176	—	—	—	—
FRB II Trust dated June 28, 2018 (115)	292,556	—	292,556	—	—	—	—
Haga Gard LLC (116)	88,458	—	88,458	—	—	—	—
HKMN, LLC (117)	146,278	—	146,278	—	—	—	—
Jacquelyn Speaker (118)	5,473	—	5,473	—	—	—	—
Jamie L. Pasquale (119)	54,735	—	54,735	—	—	—	—
JAWS Equity Owner 53, LLC (120)	176,915	—	176,915	—	—	—	—
John Salvatore (121)	15,132	—	15,132	—	—	—	—
Kevin Nystrom (122)	30,264	—	30,264	—	—	—	—
LKK 2019 Irrevocable Trust (123)	40,353	—	40,353	—	—	—	—
LKMP Holdings LLC (124)	6,334	—	6,334	—	—	—	—
Marc A. Pasquale Roth IRA, Peak Trust Company-NV, Custodian (125)	54,735	—	54,735	—	—	—	—
Mare’s Leg Trust (126)	1,465,622	—	1,465,622	—	—	—	—
Maximilian Hofert (127)	20,176	—	20,176	—	—	—	—
MKal Investments, LLC (128)	10,947	—	10,947	—	—	—	—
Nelson K. Stacks (129)	3,284	—	3,284	—	—	—	—
Nest Egg Dreams LLC (130)	84,740	—	84,740	—	—	—	—
Nirav Kachalia Revocable Trust (131)	10,088	—	10,088	—	—	—	—
OIG Sarcos, LLC (132)	641,569	—	641,569	—	—	—	—
Patricia Moezinia (133)	30,264	—	30,264	—	—	—	—
Pieper Family Trust (134)	32,841	—	32,841	—	—	—	—
Read Capital LLC (135)	191,675	—	191,675	—	—	—	—
Richard A. Keller (136)	37,674	—	37,674	—	—	—	—
Sanjan Dhody (137)	330,424	—	330,424	—	—	—	—
Sarcos Jericho Holdings LLC (138)	84,942	—	84,942	—	—	—	—
Sean J. Conroy (139)	10,088	—	10,088	—	—	—	—
SJRLO Family LLLP (140)	40,353	—	40,353	—	—	—	—
Stagshorn Ventures LLC (141)	30,264	—	30,264	—	—	—	—
T3 WDF, 1 LLC (142)	820,874	—	820,874	—	—	—	—
The Goodman Family 2022 Trust (143)	53,531	—	53,531	—	—	—	—
The Robert C. Bantle Rev Trust (144)	112,452	—	112,452	—	—	—	—
Tribeca ESP Series Fund, LLC --Rotor-Sarcos (145)	49,432	—	49,432	—	—	—	—
Trust Under Paragraph Sixth u/w/o Jack Youdeem F/B/O Alexandra Youdeem (146)	20,176	—	20,176	—	—	—	—
Trust Under Paragraph Sixth u/w/o Jack Youdeem F/B/O Stephen Youdeem (147)	20,176	—	20,176	—	—	—	—
WXW Trust (148)	1,511,799	—	1,511,799	—	—	—	—

Please see the sections titled “Management,” “Executive Compensation” and “Certain Relationships, Related Party and Other Transactions” appearing elsewhere in this prospectus for information regarding material relationships with our selling securityholders within the past two years.

(1)

Consists of 503,525 shares of Common Stock, of which 100,000 are shares purchased in the PIPE Financing. Adebayo O. Ogunlesi exercises voting and investment power over the shares. The address is 1000 Park Avenue #8A, New York, NY 10028.

(2)	Lew Frankfort, Sam Frankfor and Ernest Odinec share voting and investment power over the shares. The address is 3 Columbus Circle, Suite 2120, New York, NY 10019.
(3)

Consists of (a) 16,905,357 shares of Common Stock, of which (i) 1,149,069 are former shares of Class A Common Stock which converted into Common Stock at the Closing; (ii) 366,896 are former Founder Shares which converted into Common Stock at the Closing; (iii) 389,392 shares are underlying Private Placement Warrants; and (iv) 15,000,000 are shares purchased in the PIPE Financing; and (b) 389,392 Private Placement Warrants. The registered holders of the referenced shares to be registered are the following funds and accounts under management by subsidiaries of BlackRock, Inc.: BlackRock Global Allocation Fund, Inc.; BlackRock Global Allocation V.I. Fund of BlackRock Variable Series Funds, Inc.; BlackRock Global Allocation Portfolio of BlackRock Series Fund, Inc.; BlackRock Global Allocation Collective Fund; BlackRock Capital Allocation Trust; BlackRock Strategic Income Opportunities Portfolio of BlackRock Funds V; Strategic Income Opportunities Bond Fund; Master Total Return Portfolio of Master Bond LLC; BlackRock Total Return Bond Fund; and BlackRock Global Long/Short Credit Fund of BlackRock Funds IV. BlackRock, Inc. is the ultimate parent holding company of such subsidiaries.  On behalf of such subsidiaries, the applicable portfolio managers, as managing directors (or in other capacities) of such entities, and/or the applicable investment committee members of such funds and accounts, have voting and investment power over the shares held by the funds and accounts which are the registered holders of the referenced shares.  Such portfolio managers and/or investment committee members expressly disclaim beneficial ownership of all shares held by such funds and accounts. The address of such funds and accounts, such subsidiaries and such portfolio managers and/or investment committee members is 55 East 52nd Street, New York, New York 10055. Shares shown include only the securities being registered for resale and may not incorporate all shares deemed to be beneficially held by the registered holders or BlackRock, Inc.

(4)

Consists of 7,747,915 shares of Common Stock, of which (a) 6,092,817 are shares of Common Stock received at the Closing, (b) 1,555,098 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 100,000 are shares purchased in the PIPE Financing.  Caterpillar Inc. (a publicly held company which wholly-owns all equity of Caterpillar Venture Capital Inc.) exercises voting and investment power over the shares. Michael Young, Vice President of Caterpillar Venture Capital Inc., is a former director of Old Sarcos since February of 2019 until immediately prior to the Closing. The address is 510 Lake Cook Road, Suite 100, Deerfield, IL 60015.

(5)	David G. Heller is the trustee of David G. Heller Investment Trust and exercises voting and investment power over the shares. The address is 3 Elliott Drive, Simsbury, CT 06070.
(6)	Joseph Scoby exercises voting and investment power over the shares. The address is 155 N Wacker Drive, Ste 1760, Chicago, IL 60606
(7)	Chris Limbach exercises voting and investment power over the shares. The address is 1201 N. Market Street, Suite 1002, Wilmington, DE 19801.
(8)	Michael Germino exercises voting and investment power over the shares. The address is c/o Walkers Corporate, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands KY 1-9008.
(9)

Iridian Asset Management LLC exercises control over Iridian Eagle Fund, LP. Harold Levy and David Cohen exercise control over Iridian Asset Management LLC and share voting and investment power over the shares. The address is 276 Post Road West, Westport, CT 06880.

(10)	The address is 1601 Washington Avenue, Miami Beach, FL 33139.
(11)

Consists of 675,200 shares of Common Stock, of which (a) 241,473 are shares of Common Stock received at the Closing, (b) 61,632 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement, (c) 100,000 are shares purchased in the PIPE Financing and (d) 272,095 shares that were received via a distribution by Rotor-Sarcos, LLC. The address is 80 Irving Place, New York, NY 10003.

(12)	The address is 77 Hampton Road, Garden City, NY 11530
(13)	Address is PO Box 676145, Rancho Santa Fe, CA 92067.
(14)	Andrew Belfer exercises voting and investment power over the shares. The address is 7 Colonial Drive, Upper Brookville, NY 11545.
(15)

Consists of 372,095 shares of Common Stock, of which (a) 100,000 are shares purchased in the PIPE Financing and (b) 272,095 shares that were received via a distribution by Rotor-Sarcos, LLC. The address is 505 S. Atlantic Drive, Lantana, FL 33462.

(16)	Consists of 207,004 shares of Common Stock, of which 50,000 are shares purchased in the PIPE Financing. The address is 333 W. Wacker Dr., Suite 1705, Chicago IL 60606.
(17)

Consists of 13,512,052 shares of Common Stock, of which (a) 9,748,714 are shares of Common Stock received at the Closing, (b) 3,713,338 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 50,000 are shares purchased in the PIPE Financing. Benjamin G. Wolff and Julie Wolff are the sole owners of Mare’s Leg Capital, LLC and share investment and voting control over the shares. Mare’s Leg Capital, LLC is a greater than 10% holder of the Company. Benjamin G. Wolff is the Executive Chairman of the Company and Julie Wolff is the Chief Legal Officer of the Company. The address is 650 South 500 West, Salt Lake City, UT 84108.

(18)

Consists of 884,391 shares of Common Stock, of which (a) 241,473 are shares of Common Stock received at the Closing, (b) 61,632 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement, (c) 130,000 are shares purchased in the PIPE Financing and (e) 451,286 shares that were received via a distribution by Rotor-Sarcos, LLC. Brian D. Finn is the administrator of Marstar Investments LLC and exercises investment and voting control over the shares. Brian D. Finn is a director of the Company and the former chief executive officer of the predecessor of the Company. The address is 38 Evans Drive, Brookville, NY 11545.

(19)

Consists of 1,095,412 shares of Common Stock, of which 1,000,000 are shares purchased in the PIPE Financing. MFP Investors LLC, as the General Partner to MFP Partners, L.P.,  exercises voting and investment power over the shares. The address is 909 Third Ave, 33rd Fl, New York, NY 10022.

(20)

Consists of 90,529 shares of Common Stock, of which 30,000 are shares purchased in the PIPE Financing and 60,529 shares that were received via a distribution by Rotor-Sarcos, LLC. The address is 2869 NE 28th St., Fort Lauderdale, FL 33306.

(21)	Matthew Stamborski exercises voting and investment power over the shares. The address is S74 W16853 Janesville Road, Muskego, WI 53150.
(22)

Integrated Core Strategies (US) LLC, a Delaware limited liability company ("Integrated Core Strategies"), beneficially owns 1,701,850 shares of Common Stock, consisting of: (a) 1,000,000 shares purchased in the PIPE Financing, (b) 701,850 shares of former Class A Common Stock which converted into Common Stock at the Closing and (c) 383,037 shares of Common Stock issuable upon exercise of Private Placement Warrants. Riverview Group LLC, a Delaware limited liability company ("Riverview Group"), beneficially owns 749,933 shares of Common Stock, consisting of: (a) 366,896 former Founder Shares which converted into Common Stock at the Closing. ICS Opportunities, Ltd., an exempted company organized under the laws of the Cayman Islands ("ICS Opportunities"), beneficially owns 69,780 shares of former Class A Common Stock which converted into Common Stock at the Closing. ICS Opportunities II LLC, a Cayman Islands limited liability company ("ICS Opportunities II"), beneficially owns 201,729 shares of former Class A Common Stock which converted into Common Stock at the Closing. The information regarding shares of Common Stock issued upon conversion of former shares of Class A Common Stock is provided as of September 22, 2021. ICS Opportunities and ICS Opportunities II are affiliates of Integrated Core Strategies and Riverview Group. Millennium International Management LP, a Delaware limited partnership ("Millennium International Management"), is the investment manager to ICS Opportunities and ICS Opportunities II and may be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II. Millennium Management LLC, a Delaware limited liability company ("Millennium Management"), is the general partner of the managing member of Integrated Core Strategies and Riverview Group and may be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Management is also the general partner of the 100% owner of ICS Opportunities and ICS Opportunities II and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II. Millennium Group Management LLC, a Delaware limited liability company ("Millennium Group Management"), is the managing member of Millennium Management and may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies and Riverview Group. Millennium Group Management is also the general partner of Millennium International Management and may also be deemed to have shared voting control and investment discretion over securities owned by ICS Opportunities and ICS Opportunities II. The managing member of Millennium Group Management is a trust of which Israel A. Englander, a United States citizen ("Mr. Englander"), currently serves as the sole voting trustee. Therefore, Mr. Englander may also be deemed to have shared voting control and investment discretion over securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities and ICS Opportunities II. The foregoing should not be construed in and of itself as an admission by Millennium International Management, Millennium Management, Millennium Group Management or Mr. Englander as to beneficial ownership of the securities owned by Integrated Core Strategies, Riverview Group, ICS Opportunities or ICS Opportunities II, as the case may be. The address for the entities and person listed above is 399 Park Avenue, New York, NY 10022.

(23)

Consists of 100,441 shares of Common Stock, of which (a) 50,000 are shares purchased in the PIPE Financing and (b) 50,441 shares that were received via a distribution by Rotor-Sarcos, LLC. James Monsees exercises voting and investment power over the shares. The address is 820 Manhattan Avenue, Suite 102, Manhattan Beach, CA 90266.

(24)	James Monsees exercises voting and investment power over the shares. The address is 820 Manhattan Avenue, Suite 102, Manhattan Beach, CA 90266.
(25)

Consists of 80,353 shares of Common Stock, of which (a) 40,000 are shares purchased in the PIPE Financing and (b) 40,353 shares that were received via a distribution by Rotor-Sarcos, LLC. Mario Michael Tricoci exercises voting and investment power over the shares. The address is 1956 N. Dayton St. Chicago, IL 60614.

(26)

Consists of 35,088 shares of Common Stock, of which (a) 25,000 are shares purchased in the PIPE Financing and (b) 10,088 shares that were received via a distribution by Rotor-Sarcos, LLC. Address is 2021 Fillmore St #2208, San Francisco, CA 94115.

(27)

Consists of 503,525 shares of Common Stock, of which (a) 100,000 are shares purchased in the PIPE Financing and (b) 403,525 shares that were received via a distribution by Rotor-Sarcos, LLC. Adebayo O. Ogunlesi exercises voting and investment power over the shares. The address is 1000 Park Avenue #8A, New York, NY 10028.

(28)

Consists of 55,353 shares of Common Stock, of which (a) 15,000 are shares purchased in the PIPE Financing and (b) 40,353 shares that were received via a distribution by Rotor-Sarcos, LLC. Gerald P. Kaminsky is a managing director of Neuberger Berman LLC and exercises voting and investment power over the shares. The address is 136 Harold Road, Woodmere, NY 11598.

(29)

Palantir Technologies Inc. is currently controlled by its seven-member board of directors. For more information, please see Palantir’s public filings with the SEC. The address is 1555 Blake Street, Suite 250, Denver, CO 80202.

(30)

Consists of 75,441 shares of Common Stock, of which (a) 25,000 are shares purchased in the PIPE Financing and (b) 50,441 shares that were received via a distribution by Rotor-Sarcos, LLC. The address is 735 Sheridan RD., Winnetka, IL 60093.

(31)

Consists of 9,940,744 shares of Common Stock, of which (a) 7,839,764 are shares of Common Stock received at the Closing, (b) 2,000,980 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 100,000 are shares purchased in the PIPE Financing. Schlumberger Holdings Corporation is the sole stockholder of Schlumberger Technology Corporation. Schlumberger B.V. is the sole stockholder of Schlumberger Holdings Corporation. Schlumberger N.V. (Schlumberger Limited) is the sole stockholder of Schlumberger B.V. Schlumberger N.V. (Schlumberger Limited) owns, directly or indirectly, all of the equity interests of Schlumberger Technology Corporation, and has voting or investment control over the shares held by Schlumberger Technology Corporation. For a list of officers of Schlumberger N.V. (Schlumberger Limited), please refer to Schlumberger N.V. (Schlumberger Limited)'s public filings. The business address for Schlumberger Technology Corporation and Schlumberger Holdings Corporation is 300 Schlumberger Drive, Sugar Land, Texas 77478. The business address for Schlumberger BV is Parkstraat 83, 2514 JG The Hague, Netherlands. The business address for Schlumberger N.V. (Schlumberger Limited) is 5599 San Felipe, 17th Floor, Houston, Texas 77056.

(32)	Joseph Scoby exercises voting and investment power over the shares. The address is 1204 Westview Rd, Glenview, IL 60025
(33)	The address is 2 East 70th Street, New York, NY 10021.
(34)

Consists of 539,000 shares of Common Stock held by Taylor Family LLC, of which 300,000 are shares purchased in the PIPE Financing. Affiliates of Taylor Family LLC hold (a) 129,000 shares of Common Stock and (b) 30,000 shares underlying warrants. Robert Taylor exercises voting and investment power over the shares. Address is 7825 Falcon Court, Park City, UT 84060.
(35)	Robert E. Boyer and Anthony J. Jacobson share voting and investment power over the shares. The address is 1601 Dove Street, Suite 250, Newport Beach, CA 92660.
(36)

Chris Fahy is a portfolio manager at Seven Grand Managers, LLC (“Seven Grand”) and  exercises voting and investment power over the shares pursuant to an Investment Management Agreement among Seven Grand, Walleye Capital LLC, Walleye Opportunities Master Fund Ltd, Walleye Opportunities Fund Ltd and Walleye Opportunities Fund Ltd.  Walleye Capital LLC’s address is 2800 Niagara Lane N. Plymouth, MN 55447.  Seven Grand’s address is 81 Pondfield Road, Suite C302, Bronxville, NY 10708.

(37)

Consists of (a) 2,210,683 shares of Common Stock received at the Closing, (b) 564,244 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 50,000 shares purchased in the PIPE Financing. Dennis Weibling has sole voting and dispositive power over the shares held by the Weibling Living Trust and is a director of the Company. The address is 2205 Carillon Pt., Kirkland, WA 98033.

(38)

Consists of 71,761 shares of Common Stock, of which 22,500 are shares purchased in the PIPE Financing and 49,261 shares that were received via a distribution by Rotor-Sarcos, LLC. Marc Weisman is the natural control person of these shares. The address is 16 the Enclave, Dorado, PR 00646.

(39)	Andrew Belfer exercises voting and investment power over the shares. The address is 7 Colonial Drive, Upper Brookville, NY 11545.
(40)

Consists of (a) 11,642,852 shares of Common Stock, of which (i) 5,672,168 are former Founder Shares which converted to Common Stock at the Closing and (ii) 5,970,684 are shares underlying Private Placement Warrants and (b) 5,970,684 Private Placement Warrants. Brian D. Finn exercises voting and investment power over the shares. The address is c/o Rotor Sponsor LLC 405 Lexington Avenue, New York, NY 10174.

(41)

Consists of (a) 905,882 shares of Common Stock received at the Closing and (b) 231,212 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 55 Hudson Yards, 20th Floor, New York, NY 10001.

(42)

Consists of (a) 45,291 shares of Common Stock received at the Closing and (b) 11,558 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement.  Address is 28 Limestone Road, Armonk, NY 10504.

(43)

Consists of (a) 113,237 shares of Common Stock received at the Closing and (b) 28,902 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 245 Brambley Hedge Circle, Fairfield, CT 06824.

(44)

Consists of (a) 7,314 shares of Common Stock received at the Closing and (b) 1,866 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 1995 E. Gyrfalcon Dr., Sandy, UT 84092.

(45)

Consists of (a) 640 shares of Common Stock received at the Closing, (b) 162 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 12,502 shares underlying New Sarcos Options exercisable by a former employee of the Company.

(46)

Consists of (a) 6,110,524 shares of Common Stock, of which (i) 4,801,368 are shares received at the Closing and (ii) 1,309,156 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Benjamin Wolff is the Chief Executive Officer and Chairman of the Company. Address is 650 South 500 West, Salt Lake City, UT 84101.

(47)

Consists of (a) 53,908 shares of Common Stock received at the Closing and (b) 13,758 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is P.O. Box 7030, Stockholm, SE-10386.

(48)

Consists of (a) 44,880 shares of Common Stock received at the Closing and (b) 11,454 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(49)

Consists of (a) 226,465 shares of Common Stock received at the Closing and (b) 57,800 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 400 Capital Park Ave. E., #105, Salt Lake City, UT 84103.

(50)

Consists of (a) 53,908 shares of Common Stock received at the Closing and (b) 13,758 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 733 Front Street, #509, San Francisco, CA 94111.

(51)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(52)

Consists of (a) 7,386 shares of Common Stock received at the Closing and (b) 2,356 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(53)

Consists of (a) 7,693 shares of Common Stock received at the Closing and (b) 1,962 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 6239 Branting Street, San Diego, CA 92122.

(54)

Consists of (a) 2,841,506 shares of Common Stock received at the Closing and (b) 752,250 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 422 Old Santa Fe Trail, Santa Fe, NM 87501.

(55)

Consists of 255,038 shares of Common Stock, of which (a) 112,842 are shares received at the Closing, (b) 113,396 are shares underlying restricted stock units and (c) 28,800 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(56)

Consists of (a) 53,908 shares of Common Stock received at the Closing and (b) 13,758 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 2026 Shore Avenue, Freeland, WA 98249.

(57)

Consists of (a) 174,855 shares of Common Stock received at the Closing and (b) 44,628 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 15 Echo Lane, Greenwich, CT 06830.

(58)

Consists of (a) 12,823 shares of Common Stock received at the Closing and (b) 3,272 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(59)

Consists of (a) 2,264,695 shares of Common Stock received at the Closing and (b) 578,028 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 1030 Delta Boulevard, Atlanta, GA 30354.

(60)

Consists of (a) 708,108 shares of Common Stock received at the Closing and (b) 180,732 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Dennis Weibling is a director of the Company. The address is 2205 Carillon Pt. Kirkland, WA 98033.

(61)

Consists of (a) 8,093,189 shares of Common Stock received at the Closing and (b) 2,900,856 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is Box 55998, Stockholm, Sweden.

(62)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(63)

Consists of 110,208 shares of Common Stock, of which (a) 74,937 are shares of Common Stock received at the Closing, (b) 19,126 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement, and (c) 16,145 shares that were received via a distribution by Rotor-Sarcos, LLC. Address is 5206 Harbor Town Drive, Dallas, TX 75287.

(64)

Consists of (a) 22,645 shares of Common Stock received at the Closing and (b) 5,778 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 211 West Canton Street, Unit 2, Boston, MA 02116.

(65)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(66)

Consists of (a) 204 shares of Common Stock received at the Closing and (b) 52 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 4857 W. 2500 W., Roy, UT 84067.

(67)

Consists of (a) 241,473 shares of Common Stock received at the Closing and (b) 61,632 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. 7 West 81st St., Apt. 19B, New York, NY 10024.

(68)

Consists of (a) 143,941 shares of Common Stock received at the Closing and (b) 73,474 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 12th floor, unit one, BlockD, Yue Yan mansion, 96 pokfulam road, Hong Kong.

(69)

Consists of (a) 14,016,020 shares of Common Stock received at the Closing, (b) 73,248 shares received from the exercise of restricted stock units and (c) 3,577,378 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Fraser Smith is an officer of the Company and a greater than 5% shareholder of the Company. Address is 2458 So. Promontory Dr., Salt Lake City, UT 84109.

(70)

Consists of (a) 5,752,558 shares of Common Stock received at the Closing and (b) 1,491,784 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 2882 Sand Hill Road, Menlo Park, CA 94025.

(71)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(72)

Consists of (a) 679,409 shares of Common Stock received at the Closing and (b) 346,818 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 200 Meeting Street, Suite 403, Charleston, SC 29401.

(73)

Consists of (a) 226,465 shares of Common Stock received at the Closing and (b) 57,800 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 28 Limestone Road, Armonk, NY 10504.

(74)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(75)

Consists of (a) 62,509 shares of Common Stock received at the Closing and (b) 15,954 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(76)

Consists of (a) 25,646 shares of Common Stock received at the Closing and (b) 6,544 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 11414 53rd Ave NE, Marysville, WA 98271.

(77)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(78)

Consists of (a) 3,231 shares of Common Stock received at the Closing and (b) 824 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 1192 W. Primavera Way, West Jordan, UT 84084.

(79)

Consists of (a) 121,844 shares of Common Stock received at the Closing and (b) 31,096 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 10 Sussex Mews West, London W22SE, United Kingdom.

(80)

Consists of (a) 21,799 shares of Common Stock received at the Closing and (b) 5,562 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 4544 Columbus Street, Apt. 1008, Virginia Beach, VA 23462.

(81)

Consists of (a) 36,910 shares of Common Stock and (b) 16,152 shares of Common Stock underlying New Sarcos RSUs. Kristi Martindale is an executive officer of the Company. Address is 650 South 500 West, Salt Lake City, UT 84101.

(82)

Consists of (a) 1,664 shares of Common Stock received at the Closing and (b) 422 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(83)

Consists of (a) 102 shares of Common Stock received at the Closing, (b) 26 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement and (c) 102,533 shares underlying New Sarcos Options exercisable by a former employee of the Company.

(84)

Consists of (a) 518 shares of Common Stock received at the Closing and (b) 132 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(85)

Consists of (a) 14,398,920 shares of Common Stock received at the Closing, (b) 73,408 shares received from the exercise of restricted stock units and (c) 3,656,370 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Marc Olivier is an officer of the Company and a greater than 10% stockholder. Address is 1941 Wasatch Drive, Salt Lake City, UT, 84108.

(86)

Consists of (a) 2,051 shares of Common Stock received at the Closing and (b) 522 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 650 South 500 West, Salt Lake City, UT 84101.

(87)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(88)

Consists of (a) 226,465 shares of Common Stock received at the Closing and (b) 57,800 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is Attn: MFP Investors LLC, 909 Third Ave., 33 Floor, New York, NY 10022.

(89)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(90)

Consists of (a) 1,606,695 shares of Common Stock received at the Closing and (b) 520,192 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is One Microsoft Way, Redmond, WA 98033.

(91)

Consists of (a) 287,158 shares of Common Stock received at the Closing and (b) 144,756 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 105 Westbourne Terrace, Flat 2, London W2 6QT, United Kingdom.

(92)

Consists of (a) 256,461 shares of Common Stock received at the Closing and (b) 65,456 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 3424 97th Ave SE, Mercer Island, WA 98040.

(93)

Consists of (a) 674,974 shares of Common Stock received at the Closing and (b) 172,276 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 280 Congress Street 12th Fl, Boston, MA 2210.

(94)

Consists of (a) 6,411 shares of Common Stock received at the Closing and (b) 1,636 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 1454 NE Orenco Station Pkwy, Hillsboro OR 97124.

(95)

Consists of (a) 20,301 shares of Common Stock received at the Closing and (b) 5,180 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. 6903 Ainsdale Ct., Rapid City SD 57702.

(96)

Consists of (a) shares of 248,005 Common Stock received at the Closing and (b) 126,596 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 1 Sophia Road, #05-03 Peace Centre, Singapore.

(97)

Consists of (a) 4,486,483 shares of Common Stock received at the Closing and (b) 2,282,554 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Richard Keller, as the manager of RK Management LLC, the manager of Rotor-Sarcos, LLC, exercises voting and investment power over the shares. The address is 515 Madison Ave., 29th Floor, New York, NY 10022.

(98)

Consists of (a) 1,461,183 shares of Common Stock received at the Closing and (b) 745,888 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is c/o Tower Three Partners, Two Sound View Drive, Greenwich, CT 06830.

(99)

Consists of (a) 67,939 shares of Common Stock received at the Closing and (b) 34,680 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is c/o Tower Three Partners, Two Sound View Drive, Greenwich, CT 06830.

(100)	Consists of 121,429 shares of Common Stock underlying New Sarcos RSUs. Address is 650 South 500 West, Salt Lake City, UT 84101.
(101)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(102)

Consists of 36,729 shares of Common Stock, of which (a) 24,974 are shares of Common Stock received at the Closing, (b) 6,374 are Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement, and (c) 5,381 shares that were received via a distribution by Rotor-Sarcos, LLC. 1132 Winding Drive, Cherry Hill, NJ 08003.

(103)

Consists of (a) 7,143 shares of Common Stock and (b) 15,842 shares of Common Stock underlying New Sarcos RSUs. Steven Hansen is the Chief Financial Officer of the Company. Address is 650 South 500 West, Salt Lake City, UT 84101.

(104)	Consists of (a) 12,823 shares of Common Stock received at the Closing and (b) 3,272 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement.
(105)	Consists of shares underlying New Sarcos Options exercisable by a former employee of the Company.
(106)

Consists of (a) 1,531,554 shares of Common Stock received at the Closing and (b) 390,906 Earn-Out Shares receivable upon the satisfaction of the conditions set forth in the Merger Agreement. Address is 13-15 West 54th Street, New York, NY 10019.

(107)	Consists of 40,353 shares of Common Stock held by Andrew Belfer, who exercises voting and investment power over the shares. The address is 7 Colonial Drive, Upper Brookville, NY 11545.
(108)

Consists of 50,441 shares of Common Stock held by ARJI Sarcos Holdings LLC. Mitchell Gary Kahn exercises voting and investment power over the shares. The address is 100 Jericho Quadrangue Suite 220, Jericho, NY 11753.

(109)

Consists of 50,441 shares of Common Stock held by Benvolio Ventures LLC – Series Sarcos. Ernest Odinec exercises voting and investment power over the shares. The address is 3 Columbus Circle, Suite 2120, New York, NY 10019.

(110)

Consists of 46,405 shares of Common Stock held by Betsy M. Blattmachr 2011 Trust II. Matthew Blattmachr is the trustee of Betsy M. Blattmachr 2011 Trust II and exercises voting and investment power over the shares. The address is 3000 A St. Ste. 200, Anchorage, AK 99503.

(111)	Consists of 71,155 shares of Common Stock held by Charles Pieper, who exercises voting and investment power over the shares. The address is 721 Old Post Road, Cotuit, MA 02635.
(112)	Consists of 46,405 shares of Common Stock held by Colin Taylor, who exercises voting and investment power over the shares.
(113)

Consists of 1,541,123 shares of Common Stock held by Corrival Trust. Willow Street Trust Company of Wyoming, LLC is the trustee of Corrival Trust and exercises voting and investment power over the shares. The beneficiaries of Corrival Trust are Benjamin G. Wolff, the Executive Chairman of the Company, and Julie Wolff, the Chief Legal Officer of the Company, together with their family. The address is Willow Street Trust Company of Wyoming, LLC, 255 Buffalo Way #1905, PO Box 1905, Jackson, WY 83001.

(114)	Consists of 20,176 shares of Common Stock held by David McKee Hand, who exercises voting and investment power over the shares. The address is 10 Ridley Park Singapore 248485.
(115)

Consists of 292,556 shares of Common Stock held by FRB II Trust dated June 28, 2018. Chris Limbach exercises voting and investment power over the shares. The address is 1201 N. Market Street, Suite 1002, Wilmington, DE 19801.

(116)

Consists of 88,458 shares of Common Stock held by Haga Gard LLC. Martin HP Sonderstrom exercises voting and investment power over the shares. The address is 440 N Andrews Ave, Fort Lauderdale, FL 33301.

(117)	Consists of 146,278 shares of Common Stock held by HKMN, LLC. Jeffrey Hechtman exercises voting and investment power over the shares. The address is 1204 Westview Rd., Glenview, IL 60025.
(118)	Consists of 5,473 shares of Common Stock held by Jacquelyn Speaker, who exercises voting and investment power over the shares. The address is 250 West Street, Apt 3L, New York, NY 10013.
(119)	Consists of 54,735 shares of Common Stock held by Jamie L. Pasquale, who exercises voting and investment power over the shares. The address is 1135 W. Wrightwood Ave., Chicago, IL 60614.
(120)

Consists of 176,915 shares of Common Stock held by JAWS Equity Owner 53, LLC. Barry S. Sternlicht exercises voting and investment power over the shares. The address is 2430 Collins Avenue, Miami Beach, FL 33139.

(121)	Consists of 15,132 shares of Common Stock held by John Salvatore, who exercises voting and investment power over the shares. The address is 87 Beacon Hill Dr. Southbury, CT 06488.
(122)	Consists of 30,264 shares of Common Stock held by Kevin Nystrom, who exercises voting and investment power over the shares. The address is 66 Leonard Street #10D, New York, NY 10013.
(123)

Consists of 40,353 shares of Common Stock held by LKK 2019 Irrevocable Trust. Lauri Kien Kotcher is the trustee of LKK 2019 Irrevocable Trust and exercises voting and investment power over the shares. The address is 250 E 87th Street, 16F, New York, NY 10128.

(124)	Consists of 6,334 shares of Common Stock held by LKMP Holdings LLC. Louis P. Kreisberg exercises voting and investment power over the shares. The address is505 South Atlantic Drive, Lantana, FL 33462.
(125)

Consists of 54,735 shares of Common Stock held by Marc A. Pasquale Roth IRA, Peak Trust Company-NV, Custodian. Amber Gunn is the trust officer of Marc A. Pasquale Roth IRA, Peak Trust Company-NV, Custodian and exercises voting and investment power over the shares. The address is 1840 E Warm Springs Rd., Ste. 105, Las Vegas, NV 89119.

(126)

Consists of 1,465,622 shares of Common Stock held by Mare’s Leg Trust. Willow Street Trust Company of Wyoming, LLC is the trustee of Mare’s Leg Trust and exercises voting and investment power over the shares. The beneficiaries of Mare’s Leg Trust are Benjamin G. Wolff, the Executive Chairman of the Company, and Julie Wolff, the Chief Legal Officer of the Company, together with their family. The address is Willow Street Trust Company of Wyoming, LLC, 255 Buffalo Way #1905, PO Box 1905, Jackson, WY 83001.

(127)	Consists of 20,176 shares of Common Stock held by Maximillian Hofert, who exercises voting and investment power over the shares. The address is 63 Coniger Road, London SW6 3TB, United Kingdom.
(128)	Consists of 10,947 shares of Common Stock held by MKal Investments, LLC. Michael Kalen exercises voting and investment power over the shares. The address is 93 Stoner Drive, West Hartford, Ct. 06107.
(129)	Consists of 3,284 shares of Common Stock held by Nelson K. Stacks, who exercises voting and investment power over the shares. The address is 393 Brookline St. Newton, MA 02459-3142.
(130)

Consists of 84,740 shares of Common Stock held by Nest Egg Dreams LLC. Mitchell Gary Kahn exercises voting and investment power over the shares. The address is 100 Jericho Quadrangue Suite 220, Jericho, NY 11753.

(131)

Consists of 10,088 shares of Common Stock held by Nirav Kachalia Revocable Trust.  Nirav Kachalia exercises voting and investment power over the shares. The address is 2102 Cliffs Edge Drive, Austin, Texas 78733.

(132)	Consists of 641,569 shares of Common Stock held by OIG Sarcos, LLC. Kyle M. Veenstra exercises voting and investment power over the shares. The address is S74 W16853 Janesville Rd, Muskego, WI 53150.
(133)	Consists of 30,264 shares of Common Stock held by Patricia Moezinia, who exercises voting and investment power over the shares. The address is 1000 Park Ave #5B, New York, NY 10028.
(134)	Consists of 32,841 shares of Common Stock held by Pieper Family Trust. Charles Pieper exercises voting and investment power over the shares. The address is 721 Old Post Road, Cotuit, MA 02635.
(135)

Consists of 191,675 shares of Common Stock held by Read Capital LLC. Franklin W. Hobbs exercises voting and investment power over the shares. The address is 750 Lexington Avenue, 9th Floor, New York, NY 10021.

(136)	Consists of 37,674 shares of Common Stock held by Richard A. Keller, who exercises voting and investment power over the shares. The address is 15 Echo Lane, Greenwich, CT 06830.
(137)	Consists of 330,424 shares of Common Stock held by Sanjan Dhody, who exercises voting and investment power over the shares. The address is 8230 Hawthorne Ave, Miami Beach, FL 33141.
(138)

Consists of 84,942 shares of Common Stock held by Sarcos Jericho Holdings LLC. Mitchell Gary Kahn exercises voting and investment power over the shares. The address is 100 Jericho Quadrangue Suite 220, Jericho, NY 11753.

(139)	Consists of 10,088 shares of Common Stock held by Sean J. Conroy, who exercises voting and investment power over the shares. The address is 500 W. Superior Street, 2405, Chicago, IL 60654.
(140)	Consists of 40,353 shares of Common Stock held by SJRLO Family LLLP. Steven Koch exercises voting and investment power over the shares. The address is 2012 N Mohawk St, Chicago, IL 60614.
(141)

Consists of 30,264 shares of Common Stock held by Stagshorn Ventures LLC. Jessica Knopp-Gwynne exercises voting and investment power over the shares. The address is 305 Commonwealth Avenue, #2, Boston, MA 02115.

(142)

Consists of 820,874 shares of Common Stock held by T3 WDF 1, LLC. William D. Forrest exercises voting and investment power over the shares. The address is c/o Tower Three Partners, 2 Sound View Drive, Greenwich, CT 06830.

(143)

Consists of 53,531 shares of Common Stock held by The Goodman Family 2022 Trust, of which (a) 12,500  shares were received via a distribution by Gee Jay LLC and (b) 41,031 were received via a distribution by Rotor-Sarcos, LLC. Helane Goodman is the trustee of The Goodman Family 2022 Trust and exercises voting and investment power over the shares. The address is 5 Hemlock Drive Brookville, NY 11545.

(144)

Consists of 112,452 shares of Common Stock held by The Robert C. Bantle Revocable Trust. Robert C. Bantle is the trustee of The Robert C. Bantle Revocable Trust and exercises voting and investment power over the shares. The address is 365 Post Road, Darien, CT 06820.

(145)

Consists of 49,432 shares of Common Stock held by Tribeca ESP Series Fund, LLC -- Rotor-Sarcos (“TESP”), a series of Tribeca ESP Master Fund, LLC, a Delaware Series LLC. John Lovisolo, John Berton, John McEvoy, William Fischer, Christopher Brown, Sudip Thakor, David Levy, Charles Dunne, Ali Satrap, John Eley, Nickolai Ogurtsov and Krishnakumar Doraiswami share investment and voting control over the shares. TESP’s address is PO Box 171305 SLC, UT 84117.

(146)

Consists of 20,176 shares of Common Stock held by Trust Under Paragraph Sixth u/w/o Jack Youdeem F/B/O Alexandra Youdeem. Patricia Moezinia exercises voting and investment power over the shares. The address is 1000 Park Ave #5B, New York, NY 10028.

(147)

Consists of 20,176 shares of Common Stock held by Trust Under Paragraph Sixth u/w/o Jack Youdeem F/B/O Stephen Youdeem. Patricia Moezinia exercises voting and investment power over the shares. The address is 1000 Park Ave #5B, New York, NY 10028.

(148)

Consists of 1,511,799 shares of Common Stock held by WXW Trust. Willow Street Trust Company of Wyoming, LLC is the trustee of WXW Trust and exercises voting and investment power over the shares. The beneficiaries of WXW Trust are Benjamin G. Wolff, the Executive Chairman of the Company, and Julie Wolff, the Chief Legal Officer of the Company, together with their family. The address is Willow Street Trust Company of Wyoming, LLC, 255 Buffalo Way #1905, PO Box 1905, Jackson, WY 83001.